Exhibit 99.1: Business Report followed by Non-consolidated statements

BUSINESS REPORT

(For the 37th Fiscal Year: From January 1, 2004 to December 31, 2004)

THIS IS A TRANSLATION OF Summary of THE BUSINESS REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIALS IN THIS BUSINESS REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

BUSINESS REPORT

(For the 37th Fiscal Year: From January 1, 2004 to December 31, 2004)

     To: Financial Supervisory Commission and Korea Stock Exchange

We hereby submit the BUSINESS REPORT for the 37th Fiscal Year in accordance with the item 2 of Article 186 of Securities & Exchange Law.

Ku-Taek Lee
President and Representative Director
POSCO
1, Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Dong-Hee Lee
Chief Financial and Accounting officer
Tel) 82-2-3457-0016

CONTENTS

Chapter

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

V.	Others

Attachment            Auditor’s Review Report

I. Overview

1. Purpose of the Company

     A. Businesses engaged in by the Company

Items	Details

a. To manufacture, market, promote, sell and distribute iron, steel and rolled products	Hot Rolled Coils, Cold Rolled Coils, Stainless Steel, By-Products, etc.
b. Harbor loading and unloading, transportation and warehousing businesses	CTS
c. Leasing of real estate and distribution businesses	POSCO Center lease
d. District heating business
e. Marine transportation, processing and sales of minerals within or outside Korea
f. All other conduct, activities or businesses related directly or indirectly with the attainment and continuation of the aforementioned purposes.

B. Businesses engaged by the subsidiaries and affiliates

Items	Details

Pohang Coated Steel : Manufacturing and sales of coated steel sheets
Changwon Specialty Steel Co. : Production & sales of steel bars and steel pipes
POSCON : Manufacturing and sales of electric controlling devices
POSREC : Manufacturing and sales of blast furnaces and refractory bricks
POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment
POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment
POSCO E& C : Construction and engineering
POS A.C. Architects & Engineering : Construction design
POSCO Steel Service & Sales Co.Ltd : Steel product sales and general trading
POSDATA : Construction of Information and communication service
Seung Kwang : Development and operation of athletic facilities
POSCO Research Institute : Research, consulting, education
POSTECH Technology Capital Co. : Finance for New Technology
POSCO Terminal Co. Ltd : Logistics Services

C. Businesses the company plans to engage in

[Irrelevant]

2. Business Organization

     A. Highlights of the Company’s Business Organization

(1) Historical highlights and changes since establishment

(a) Date of establishment: April 1, 1968
(b) Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea
(c) Steel Works and Offices

•	Pohang Works: 5, Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works : 700, Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center 892, Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates seven overseas offices (Eu,Hanoi, Rio de Janeiro, Bangkok, Mexico, Washington, New Delhi) for the purpose of supporting international business

(d) Milestones since Establishment

April. 1, 1968	Pohang Iron and Steel Co., Ltd. established
April. 1, 1970	1st stage construction of Pohang Works begun
July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)
May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)
December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)
February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)
May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)
March 5, 1985	1st stage construction of Gwangyang Works begun
May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)
June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)
July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)

December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)
October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)
December 9, 1993	ISO 9002 certification acquired
October 14, 1994	New York Stock Exchange (NYSE) listing
October 27, 1995	POSCO’s GDRs listed on LSE
March 14, 1997	Introduced Outside Directors system
August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed
March 31, 1999	Completed construction of #5 Blast Furnace (28.0million ton in annual crude steel production)
October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO
July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system
March 15, 2002	Adopted new company name “POSCO”
April 30, 2003	Completion of #3 STS plant
June 2, 2003	Declared POSCO Code of Ethics
November 7, 2003	Establishment of POSCO-China
June 17,2004	Construction started for hydro forming plant in Gwangyang
August 17,2004	The Pohang Works Finex #1 in order to complete commercialization of innovative iron making process Construction started(annual production capacity of 1.5 million tons)
September 6, 2004	The Gwangyang No. 6 Continuous Galvanizing Line (CGL) Construction Started(annual production capacity of 0.4 million tons)
October 15,2004	Establishment of POSCO-JAPAN

(e) Changes in the largest shareholder

•	From the ‘Industrial Bank of Korea’ to ‘POSTECH.’

•	Date of Disclosure: July 27, 2001

•	Others: Refer to the disclosure of the change of the largest shareholder (July 27, 2001)

* Changes in the largest shareholder after 2004

•	From the ‘POSTECH’ to ‘National Pension Corporation’.

•	Date of Disclosure: January 24, 2005

•	Others: Refer to the disclosure of the change of the largest shareholder (January 24, 2005)

(f). Change of Business Purposes

•	1984: Port loading, logistics, warehouse businesses Operation of professional athletic teams added to business purposes.

•	1992: Scientific agriculture and its spread added to business purposes

•	1994: Real estate leasing and distribution added to business purposes

•	1995: ‘Scientific agriculture and its spread’ deleted from business purposes. Urban gas supply and power generation added to business purposes

•	2001: District heating business added to business purposes

•	2002: Maritime transportation of natural materials at home and abroad, their processing and distribution added to business purposes.

(2) Change of the Company Name

•	Pohang Iron & Steel Co. Ltd., à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)

(3) Merger, Acquisition and Handover of Businesses

[Irrelevant]

(4) Major Changes in Production Facilities

[Refer to II. Business, 3. Production and Facilities, A. Production Capacity ]

(5) Important Developments Related with Business Operation

[Refer to II. Business, 7. Important Contracts ]

     B. POSCO Business Group

(1) Name of Business Group : POSCO

(2) Companies Belonging to Large Business Groups

POSCO, Seung Kwang, POSREC, POS-AC, POSCO E&C, POSRI, POSCON, POSTEEL, Changwon Specialty Steel, POSDATA, POS-M, POSMEC, POCOS, POSCO Terminal, POSTECH Capital Corp, Seomyeon Development Co., Ltd., Metapolis Co.Ltd ( Metapolis Co., Ltd. was designated as business group on 1st June,2004 . Total POSCO Group : 17 companies)

3. Equity Capital

     A. New Issue of Registered Form Common Stock with Face Value of Won 5,000

          * No new issue of registered form Common Stock in the last three years.

     B. Convertible Bonds

               No relevant data.

     C. Bonds with Warrant

               No relevant data

4. Other information regarding Shares

A. Total Number of Shares

		(As of December 31, 2004)
Authorized Shares	Outstanding Shares	Shares to be issued
200,000,000	87,186,835	112,813,165

B. Outstanding Shares

(As of December 31, 2004)

Type	Number of shares	Amount (thousand won)
Registered Common Shares	87,186,835	435,934,175
Total	87,186,835	435,934,175

*	Common stock in Balance sheet and amount of face value(482,403,125,000) do not accord because of stock cancellation by profit as of December 31, 2004.

C. Treasury Stock Holding and Cancellation

     (1) Treasury Stock Holding and Cancellation

					(Shares)
Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct		7,346,200	1,779,320	1,575,039	1,779,320	5,771,161
Indirect	Registered Common	912,010	—	—	—	912,010
Sub Total		8,258,210	1,779,320	1,575,039	1,779,320	6,683,171

*	Changes in the Treasury Stock Holdings and Cancellations after 2004

     Board of Directors resolved on 3rd Feb. 2005, a share buyback as follows :

     • Type and numbers of shares for buyback : Common stock 1,743,730 shares (2% of outstanding shares).

(2) Stock Cancellations by profit

(KRW Million, Shares)
Date	Type	Amount	Number of Shares	Terms
Oct. 19, 2004 Total	Registered Common Registered Common	304,712 304,712	1,779,320 1,779,320	Aug.4,2004~Oct.14,2004 —

(3)Treasury Stock purchased under the Special Money Trust Contract

(KRW, Shares)
Date	Name of the institute	Amount	Number of Shares
Nov. 05, 2004 Total	Hana Bank	100,000,000,000 100,000,000,000	912,010 912,010

     • Treasury Stock Specific Money Trust Contract Term Extension (’04.11.5 ~ ’05.11.4)

D. Shares held by ESOA (Employee Stock Ownership Association)

(Shares)
Type	Beginning	Balance
Registered Common Total	1,507,236 1,507,236	2,966,792 2,966,792

(i) List of transaction with ESOA

•	2004.7.26 : Disposal of treasury stock with compensation (760,244shares)

•	2004.7.26 : Contribution of treasury stock without compensation (760,244shares)

•	2004.7.26: Disposal of treasury stock with compensation (36,723shares)

•	2004.12.20: Disposal of treasury stock with compensation (17,828shares)

E. Voting Rights

		(As of December 31, 2004)
	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Restriction by Code of Commerce	6,683,171
3. Shares which can exercise voting rights	80,503,664

F. Earnings and Dividend for The Past Three Fiscal Years

			(Unit: Million Won)
	The 37th	The 36th	The 35th
Net Profit	3,826,015	1,980,572	1,101,325
EPS (Won)	47,331	24,306	13,442
Net Profit Available for Dividend Payout	8,325,683	5,993,900	4,973,011
Cash Dividend Paid (Payable)	644,335	485,188	286,057
Pay-out Ratio	16.84%	24.50%	25.97%
Dividend per share (Won)	8,000	6,000	3,500
Dividend Yield	4.16%	3.82%	2.76%

II. Business (Manufacturing)

1. Current Situation of POSCO

(1) Market Share

(Unit: million tons, %)

Category	Annual for		Annual for		Annual for
	the 37th Fiscal Year		the 36th Fiscal Year		the 35th Fiscal Year
	(2004)	Market share	(2003)	Market share	(2002)	Market share
Crude steel production	47.5	100	46.3	100	45.5	100
POSCO	30.2	64	28.9	62	28.1	62
Others	17.3	36	17.4	38	17.4	38

(2) Characteristics of the Steel Market

•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries. By supplying high quality steel materials to the users, POSCO endeavors to attain shared development and prosperity together with its customers.

•	The company also maintains a made-to-order supply system in a bid to meet the diverse needs of its customers, and with an eye to securing stable business operation as an integrated steel producer.

(3) Current Situation and Prospect of New Businesses

[Irrelevant]

2. Key Products and Raw Materials

A. Current Situation of Key Products

(Unit :100 million won)

Business	Source of
area	sales	Items	Specific utility	Key brands	Sales (portion)
Steel	Products	Hot rolled products	Steel pipes, shipbuilding,	POSCO	86,625 (44%)
production			etc.
		Cold rolled products	Automobiles,		66,645 (34%)
Electronic appliances, etc.
		STS	Silverware, steel pipes, etc		43,002 (22%)

	Others	Byproducts, etc.	Raw material for cement,		1,933(0%)
etc.

Sale
	Discount				-280
		Total			197,925 (100%)

B. Price Trends of Key Products

(Unit: won/ton )

		Annual for the 37th	Annual for the 36th	Annual for the 35th
Items		Fiscal Year	Fiscal Year	Fiscal Year
		(Jan. 1~Dec. 31, 2004)	(Jan. 1~Dec. 31, 2003)	(Jan.1~Dec.31, 2002)

Hot-rolled coil	Domestic	485,618	360,964	317,537
	Export	536,335($468)	393,193($330)	318, 297($255)
Cold-rolled	Domestic	588,255	472,784	416,626
coil	Export	594,466($519)	502,876($422)	371, 319($297)

(1) Criteria for Calculation

•	Product items and objects for calculation: sale prices of standard hot-rolled coil, and cold-rolled steel sheet.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, excluding freight and sales discount

(2) Factors of Price Fluctuations

•	Hikes in domestic prices and export prices in tune with a boom in the steel market.

C. Current Situation of Major Raw Materials

(Unit: million won)

				Purchase
Business	Type of	Item	Specific use	amount	Remarks
area	purchase			(portion)
Steel	Raw	Iron ore	Iron ore for blast	1,622,646	BHP, and Hamersley of
production	materials		furnaces	(19.5%)	Australia
					CVRD of Brazil

		Coal	Coking coal: Heat	1,894,890	BHP of Australia
			source for blast	(22.8%)	Elk Vally of Canada
			furnaces,
			Redundant
			Smokeless coal:
			Sintering fuel

		Iron materials	Iron material for	946,800	Carbon steel scrap iron,
			steelmaking	(11.4%)	HBI,
					cold pig iron, etc.
		STS	Key materials for	2,814,212	Nickel, Fe-Cr,
		materials	STS production	(33.9%)	STS scrap iron, etc.

		Ferro	Submaterials for		Alloy iron, Nonferrous
		materials	ironmaking,	869,249	metal,
		Other raw	steelmaking	(10.5%)	Claus
		materials

		Limestone,	Submaterials for	160,271	Limestone, manganese,
		other	ironmaking,	(1.9%)	fluorite
		minerals	steelmaking
Total				8,308,068

Note) Amount: Based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

D. Price Trends of Key Materials

(Unit: won/ton )

Category	The 37th Fiscal Year	The 36th Fiscal Year	The 35th Fiscal Year
Iron ore	38,018	31,721	31,064
Coal	89,723	60,276	61,993
Scrap iron	312,558	196,687	150,529
Nickel	16,462,393	11,037,181	8,435,974

(1) Criteria for Calculation

The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

(2) Key Factors in Price Fluctuations

A. Iron ore

•	(2002)		(2003)		(2004)
• Trend of purchase price(CFR) :	$24.15/ton	à	$26.10/ton	à	$31.96/ton

B. Coal

•	(2002)		(2003)		(2004)
• Trend of purchase price (CFR):	$48.55/ton	à	$49.12/ton	à	$72.02/ton

C. Scrap iron

•	(2002)		(2003)		(2004)
• Trend of purchase price (CIF):	$116/ton	à	$160/ton	à	$267/ton

D. Nickel

•	(2002)		(2003)		(2004)
• Trend of LME price:	$6,768/ton	à	U$9,634/ton	à	U$13,852/ton

3. Production and Facilities

A. Production capacity

(Unit : Ten Thousand Ton)

Items	2004	2003	2002
Pohang Works	1,330	1,267	1,220
Gwangyang Works	1,670	1,623	1,580
Total	3,000	2,890	2,800

B. Production and Capacity Utilization Rate

(1)Production	(Unit : Thousand Ton)

Items		2004	2003	2002

Crude Steel	Pohang	13,449	12,666	12,164
	Gwangyang	16,755	16,234	15,902
Total		30,204	28,900	28,066
HR Products	Pohang	3,367	3,806	3,185
	Gwangyang	6,995	6,715	6,203
CR Products	Pohang	1,464	1,199	1,531
	Gwangyang	6,914	8,070	7,392
PO	Gwangyang	1,494	1,449	1,296
Electrical Steel	Pohang	701	652	592
Plate	Pohang	3,334	2,986	3,046
Wire Rod	Pohang	2,017	1,963	1,838
STS	Pohang	1,941	1,587	1,236
Pig Iron	Pohang	149	181	320
	Gwangyang	255	220	109
Billet	Pohang	181	176	200
Slab/Bloom & etc.	Pohang	164	296	583
	Gwangyang	441	415	866
Pohang		13,318	12,846	12,531
Gwangyang		16,099	15,420	14,570
Total Products		29,417	28,266	27,101

(2) Capacity Utilization Rate for 2004 in Terms of Crude Steel Production

(Unit : Thousand Ton)

Items	Capacity	Production	Utilization Rate
Pohang Works	13,300	13,450	101.1%
Gwangyang Works	16,700	16,760	100.3%
Total	30,000	30,210	100.7%

— Utilization Rate = Production/Real Production Capacity.

C. Production Facilities

(1) Book Value of Fixed Assets

(Unit : Million Won)

Items	Beginning			Depreciation	Ending Book
	Book Balance	Increased	Decreased		Balance
Pohang
Land	405,962	875	28,699		378,138
Building	986,437	35,889	13,692	58,939	949,695
Structures	410,886	35,971	1,913	29,818	415,126
Machinery & Equipment	2,177,934	394,867	9,582	531,375	2,031,844
Vehicles	17,220	9,618	215	5,489	21,134
Tools and Fixtures	9,815	6,668	75	5,035	11,373
Furniture & Others	27,075	9,693	260	7,735	28,773
Gwangyang
Land	378,329		33		378,296
Building	859,160	17,309	186	70,205	806,078
Structures	505,118	19,666	2,286	46,020	476,478
Machinery & Equipment	1,797,576	244,823	3,818	585,298	1,453,283
Vehicles	10,323	829		3,785	7,367
Tools and Fixtures	14,601	5,742	2	6,028	14,313
Furniture & Others	7,215	3,427	5	3,637	7,000

(2) Major Capital Expenditures

     (a) Investments under construction

(Unit : Hundred million Won)

				Invested		Amount
			Total	Amount		to be
Items	Date	Project	Investment	(This year)		invested
Expansion	'04.8~'06.12	P)Construction of a FINEX plant	5,528	188	(188)	5,340
	'02.11~'05.6	G)Construction of LNG terminal	2,904	2,570	(1,583)	334
	'03.4~'05.3	G)Specialization of Automotive #3Hot strip	376	274	(188)	102
	'03.9~'05.11	G)Continuous Casting Slab	841	562	(410)	279
	'03.12~'05.8	G)Establishment of 3,4 CDQ	1,517	1,295	(1,192)	222
	'04.2~'05.10	G)Installation of #5 CGL	2,805	2,006	(1,884)	799
Maintenance	'04.9~'05.7	G)Replacement #2,#4 Continuous Castor	989	121	(121)	868
	'03.10~'06.6	P) #2 Hot Strip	2,605	211	(170)	2,394
	'02.8~'05.3	P)Rationalization of #1Cold-Roll #1CAL	969	810	(378)	159
	'03.11~'05.5	P)Replacement Electrical Steel (level 1)	1,288	1,009	(928)	279
	'04.2~'05.4	P)Rationalization of 2 CC #1 M/C	1,168	675	(609)	493
	'04.4~'05.7	P)Replacement of #2 plate	2,081	535	(461)	1,546

     (b) Planned investments

(Unit : Hundred Million Won)

Location	Project	Planned investments
		2004	2005	2006
Pohang	Replacement Electronical Steel (level 2)	41	978	1,866
	Coke Plant	—	234	2,038
	#3 blast furnace (2nd)	121	825	1,655
	Endless rolling equipment #2 hot rolling mill	48	68	1,427
	Others	8,462	13,471	19,004
Gwangyang	#2 Steelmaking	101	449	—
	New Development of #6 CGL	283	1,654	234
	#2 blast furnace (1st)	653	822	—
	Capacity expansion of #1 PCM	40	1,228	96
	Rationalization of #1,2 POL	27	106	81
	Other	9,885	7,996	7,131

4. Sales

A. Breakdown of Steel Product Sales

(Unit : Thousand Ton, Hundred Million Won)

Items		2004		2003		2002

		Volume	Amount	Volume	Amount	Volume	Amount
Hot Rolled	Domestic	14,226	72,605	14,177	53,357	14,044	46,732
Products	Export	2,493	14,020	2,517	10,416	2,294	7,776
	Total	16,719	86,625	16,694	63,773	16,338	54,508
Cold Rolled	Domestic	6,723	42,270	6,251	31,988	5,952	27,577
Products	Export	3,822	24,375	3,686	19,756	3,657	15,019
	Total	10,545	66,645	9,937	51,744	9,609	42,596
Stainless	Domestic	941	22,443	928	16,295	857	13,331
Steel	Export	996	20,559	643	10,219	390	5,772
	Total	1,937	43,002	1,571	26,514	1,247	19,103
Others	Domestic		1,932		1,825	—	1,326
	Export		1		—	—	—
	Total		1,933		1,825	—	1,326
Total	Domestic	21,890	139,250	21,356	103,465	20,853	88,966
	Export	7,311	58,955	6,845	40,391	6,341	28,567
	Total	29,201	198,205	28,202	143,856	27,194	117,533
Discount			-280		-263	—	-247
Grand Total		29,201	197,925	28,202	143,593	27,194	117,286

B. Marketing organization, channel and strategy

(1) Organization

Hot Rolled Steel Sales Dept., Plate & Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Coated Steel Sales Dept., Stainless Steel Sales Dept., Marketing Strategy Dept..

(2) Sales Channel

i)	Direct sales : POSCO à Customers

ii)	Indirect Sales

-	Domestic market : Sales agents, e-sales or POSTEEL

-	Overseas Market : General Trading Companies

(3) Sales Condition

-	Domestic Sales : Credit sales based on production to order

-	Export Sales : Sales based on irrevocable Letter of Credit, Documents against Payments(D/P)

(4) Sales strategies

¡	Strengthen marketing focused on customer oriented

-	Activate Customer Relation Management (CRM)

-	Coordinate functions and roles of sales channel

¡	Promote 8 Strategic Products

-	Automotive Flat, high-class API, STS400, electric steel sheets and TMCP plate

¡	Enhance Cost-competitiveness

-	Setting up Optimal distribution system

-	Enhance productivity and efficiency of inventory management

6. Related to the Derivatives

     A. Currency Forward Contracts

(Unit: Thousand USD)

		Contract Rate		Maturity	Contract
Item	Currency	(KRW per U$1)	Start Date	Date	Amount
Forward	USD	1,049.55	Nov.29,2004	Mar.31,2005	1,000
Forward	USD	1,043.82	Dec.30,2004	Jan.3,2005	10,000

7. Important contracts

     A. Important Contracts (Raw Material)

(Unit : Hundred million Won)

	Contract	Name of	Contract		Amount
Item	Date	Company	Amount	Terms	(US$ base)
Iron ore	’04.3	BHP IRON ORE PTY.,LTD	3,751	’04.4~05.3	326,000,000
Iron ore	’04.3	HAMERSLEY IRON PTY.,LTCD	2,393	’04.4~05.3	208,000,000
		BM Alliance Coal marketing
Coal	’04.3	PTY.,LTD	3,717	’04.4~05.3	323,000,000
Coal	’04.3	ELK VALLEY COAL CORP.	2,083	’04.4~05.3	181,000,000
Nickel	’04.1	KOREA NICKEL	3,580	’04.1~’04.12
     KRW1,150.65 /U$ applied

B. Important Investment in Overseas

(1) Establishment of POSCO-JAPAN (’04.8.2)

o Name of Company : POSCO JAPAN Co. Ltd

o Location : Tokyo, Japan

o Major Business : Sales & Import/Export of Steel Products, Lease&Management of Real Estate

o Equity Ownership : 100%

o Invest Cost : JPY100Million

] POSCO subsidiaries invested in Overseas as below :

(1) Purchase of CAML Resources Pty Ltd shares to invest in Australian Foxleigh Mine

o Name of Company : CAML Resources Pty Ltd.

o Contract Date : Sep.14,2004.

o Major Business : Development of Coal Mine and Management of Coal Mine

o Equity Ownership : POSA 33.3%(‘05/E)

Becamel, Wenthor, Trevex, Pondcte etc.(each 16.7%)

(2) POSCO had signed an MOU with Glennies Creek and Carborough Downs

o Contract Date : Dec.15,2004

o Equity Ownership : AMCI 85%, POSA 5%, NSC 5%, JFE 5%

(3) POSCO to buy stake in Canadian Coal mine.

POSCO would buy stake in Canadian coal mine in a bid to secure stable supply of the raw material. It would buy 2.5 percent stake in Canadian Elk mine from Canada mining company Elk Valley Coal Partnership (EVCP).

The main contract would be completed in the middle of February next year. The Company secures annually 4.2 million tones of high metallurgical coal over the next 10 years from this coal mine, starting from 2005.

8. Research & Development

     A. R & D Organization

		Number of	Staff
		Teams or groups
In-house	Technology Development Department	5	41
	Environment & Energy Dept.	2	18
	Knowledge Asset Dept.	2	32
	Technical Research Laboratory (Group)	16	569
Independent	Research Institute of Industrial		341
	Science and Technology
	POSTECH		1,307

B. R&D Expense

(Million Won)

	2004	2003	2002
1. Raw Materials	91,956	57,152	29,366
2. Labor cost	35,939	74,191	61,873
3. Depreciation	12,612	22,954	11,577
4. Subcontract	79,250	38,189	21,362
5. Other Expense	82,428	15,626	100,598
Total	302,185	233,286	184,097
(R&D/Sales Ratio)*100	1.53%	1.62%	1.57%

9. Other information for investment decision making

A. Funding from domestic market

(Unit : Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market
Banks
Others		13,992	13,992
From Capital Market
Bond (private)
Bond (public)	1,600,000	(500,000)	1,100,000
Others
Total	1,600,000	(500,000)	1,113,992

B. Funding from overseas

(Unit :Million Won)

	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions
Bond Equity	299,289	(228,957)	70,332
Others	1,681,156	(367,927)	1,313,229
Total	1,980,445	(596,884)	1,383,561

III. Financial Statements

1. Summary of Unconsolidated Financial Statements

(Unit: million won)

	2004	2003	2002	2001	2000
Current Assets	7,741,578	5,327,843	3,772,625	3,560,773	4,543,060
Quick Assets	5,632,896	3,768,583	2,501,696	2,191,303	3,080,993
Inventories	2,108,682	1,559,260	1,270,929	1,369,470	1,462,067
Fixed Assets	13,625,482	13,078,757	13,471,861	14,054,757	13,223,506
Investments	4,059,176	4,023,191	3,869,016	4,609,647	3,990,724
Tangible Assets	9,203,061	8,705,192	9,271,701	9,118,589	8,929,983
Intangible Assets	363,244	350,374	331,144	326,521	302,799
Total Assets	21,367,060	18,406,600	17,244,486	17,615,530	17,766,566
Current Liabilities	3,221,400	2,528,217	2,497,274	2,252,545	3,509,702
Fixed Liabilities	2,035,817	2,920,385	3,180,416	5,166,492	4,826,918
Total Liabilities	5,257,216	5,448,602	5,677,690	7,419,037	8,336,620
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,771,283	3,707,587	3,685,953	3,673,621	3,670,457
Retained Earnings	12,864,139	9,867,437	8,483,234	6,986,939	6,662,163
Capital Adjustments	-1,007,981	-1,099,430	-1,084,794	-946,470	-1,385,078
Total Shareholders’ Equity	16,109,844	12,957,997	11,566,796	10,196,493	9,429,946
Total Sales	19,792,478	14,359,329	11,728,595	11,086,119	11,692,000
Operating Profit	5,053,728	3,058,534	1,833,485	1,429,457	2,099,224
Recurring Profit	5,230,514	2,663,863	1,465,444	1,114,971	1,331,484
Net Profit	3,826,016	1,980,572	1,101,325	819,319	1,636,991

2. Items to pay attention for use of Financial Statements

A. Principles to write Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements are as follows.

	2004	2003 and 2002
	Samil Accounting Corp	Samil Accounting Corp
CPAs	Pricewaterhouse Coopers	Pricewaterhouse Coopers

Audit Opinion	Qualified	Qualified

B. Any violations against GAAP

     (1) Violations, which need to amend Financial Statements

               N.A.

     (2) Violations, which are not related with amendment of Financial Statements

               N.A.

3. Unconsolidated Financial Statements

     A. Balance Sheet

               Refer to the attached the review report as December 31, 2004

     B. Income Statements

               Refer to the attached the review report as December 31, 2004

     C. The Note in the Financial Statement

               Refer to the auditor’s note in financial statement

     D. The Financial Statement before and after amended in this Fiscal Year

               N.A

4. Consolidated Financial Statements

     A. Summary for the Fiscal Years 2000 through 2004

(Unit : million won)

	2004	2003	2002	2001	2000
Current Assets	10,487,815	7,621,598	5,414,850	4,960,937	6,306,451
Quick Assets	7,422,294	5,553,227	3,743,404	3,223,686	4,394,808
Inventories	3,065,521	2,068,371	1,671,446	1,737,251	1,911,643
Fixes Assets	13,641,144	13,146,951	13,662,000	14,444,398	13,840,224
Investments	2,704,538	2,826,679	2,862,614	3,352,924	2,849,980
Tangible Assets	10,440,291	9,845,776	10,324,574	10,600,766	10,454,929
Intangible Assets	496,315	474,496	474,812	490,708	535,315
Total Assets	24,128,960	20,768,549	19,076,850	19,405,334	20,146,675
Current Liabilities	4,995,018	4,171,918	3,720,274	3,618,918	5,346,831
Fixed Liabilities	2,747,886	3,347,064	3,536,930	5,435,628	5,241,545
Total Liabilities	7,742,904	7,518,982	7,257,204	9,054,546	10,588,376
Minority Interest	307,892	293,299	279,165	168,171	159,623
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,895,378	3,828,773	3,797,737	3,859,030	3,860,756
Retained Earnings	12,851,118	9,875,080	8,464,715	6,966,189	6,595,470
Capital Adjustments	-1,150,734	-1,229,988	-1,204,374	-1,125,004	-1,539,953
Total Shareholders’ Equity	16,386,056	13,249,567	11,819,646	10,350,789	9,558,299
Total Sales	23,973,053	17,789,237	14,354,918	13,121,097	13,776,214
Operating Profit	5,319,420	3,262,981	2,049,867	1,587,293	2,306,463
Recurring Profit	5,339,522	2,747,271	1,507,437	1,174,673	1,384,660
Total Net Profit	3,841,264	2,017,000	1,109,132	837,210	1,642,350
Consolidated Net Profit	3,814,225	1,995,983	1,089,288	845,679	1,636,667
Number of Consolidated Companies	38	35	33	32	34

B. Items to pay attention for use of Financial Statements

(1) Principles to write Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.

C. Consolidated Financial Statements

(1) Consolidated Balance Sheet

Refer to the 37th Consolidated Financial Statements as of December 31,2004

(2) Consolidated Income Statements

Refer to the 36th Consolidated Financial Statements as of December 31, 2004

6. Divisional Financial Status

A. Divisional Financial Information

N.A

     B. Regional Financial Information

N.A

7. Financial Statement before and after consolidation

     A. The Overview of Consolidation

N.A

     B. Financial Statement before and after Consolidation

N.A

     C. Issues related Consolidation

N.A

IV. Current Situation on Corporate Governance and Company Affiliates

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors

     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our executive officers (“Standing Directors”) and nine directors who are to be outside directors (“Outside Directors”). Our shareholders elect both the Standing Directors and Outside Directors at a general meeting of shareholders. Candidates for Standing Director are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Outside Director are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Standing Director (the “Director Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Recommendation Committee.

     Our board of directors maintains the following six sub-committees:

•	the Director Recommendation Committee;

•	the Evaluation and Compensation Committee;

•	the Finance and Operation Committee;

•	the Executive Management Committee;

•	the Audit Committee; and

•	the Insider Trading Committee.

] Composition of special committees under the Board of Directors and their functions

Category	Composition		Major functions
Director Candidate Recommendation Committee	3 outside directors 1 standing director	Park, Young-Ju Jun, Kwang-woo Suh, Yoon-Suk Yoon, Seok-Man	- Evaluation of the qualifications of director candidates and recommendation of outside director candidates - Advance screening for nominating representative director, members of special committee(s)

Evaluation and Compensation Committee	4 outside directors	Park, Young-Ju Samuel F. Chevalier Jun, Kwang-woo	- To establish management succession and development plans - To establish executives evaluation and

		Park,Won-Soon	compensation plan and to take necessary measures to execute such plans
- To pre-deliberate on remuneration and retirement allowance of directors and executives officers
-To pre-deliberate on matters related to stock option

Finance & Operation Committee	3 outside directors 2 standing directors	Kim Han-kyung Park, Young-Ju Jun, Kwang-woo Choi, Kwang-Woong	- Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
- Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won

Audit Committee	4 outside directors	Kim E. Han Yoo Hyun-shik Jeffrey D. Jones Suh, Yoon-Suk	- Audit of corporate accounting and business operations - Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	4 outside directors	Kim E. Han Yoo Hyun-shik Jeffrey D. Jones Suh, Yoon-Suk	- Review of issues and improvement measures related to internal transactions in accordance with the Monopoly Regulation and Fair Trade Act
- Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)
- Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)

Management Committee	6 standing directors	Lee,Ku-Taek Kang, Chang-Oh Choi,Kwnag-Woong Ryoo,Kyeong-Ryul Yoon,Seok-Man Chung,Joon-Yang	- Advance deliberation on and approval of in-house investment schemes
- Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel
- Important subjects on working policy, and changes to welfare

(2) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee

•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and EvaluationCommittee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)

¡ Composition of the Director Candidate Recommendation Committee

Name	Outside Director	Remarks
Park, Young-Ju (Chairman) Jun, Kwang-woo (member) Suh, Yoon-Suk	o o o	<Satisfies the regulation requiring that more than 50% of directors should be from outside >
- Outside directors (3), Standing directors(1):
Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)
(member)
Yoon, Seok-Man	Standing Director
(member)

]Changed composition of the Director Candidate Recommendation Committee after ’05.2.25

Jun, Kwang-woo (Chairman) Sun, Wook (member) Ahn, Charles	o o o	<Satisfies the regulation requiring that more than 50% of directors should be from outside >
- Outside directors (3), Standing directors(1):
Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)
(member)
Yoon, Seok-Man	Standing Director
(member)

(D) List of outside directors

Relation with
Name	Experience	majority	Remarks
shareholder
Samuel F. Chevalier	• Former vice chairman, Bank of New York	None
• Former president of Irving Bank
(Economics, Northeastern University)

Kim ,E. Han	• Distinguished Professor at University of Michigan	''	Re-elected (‘05.2.25}

Relation with
Name	Experience	majority	Remarks
shareholder
• Former advisory professor of the Korea Stock Exchange, advisor to the World Bank
(MBA at Cornel University, PhD in business administration from State University of New York)

Yoo, Hyun-shik	• Former president of Samsun General chemicals	''	Term-expired
	• Former vice-president of Cheil Industries Inc.		(‘05.2.25)
(Chemical engineering at SNU)

Kim Han-kyung	• Former vice chairman of SK Corp.	''	Term-expired
	• Former president of SK Corp.		(‘05.2.25)
(Business administration at Kyunghee University)

Park, Young-Ju	• CEO & President of Eagon Co.	''
• Chairman of the Korean Business Seminar Council
• Vice-President of the Federation of Korean Industries(FKI)

Jun, Kwang-woo	• Vice-President of Woori Finance Group (Oversees strategy)	''
• Former Head of the International Finance Center

Jeffrey D. Jones	• American Lawyer at Kim&Jang Law Office	''
• Former Chairman of the American Chamber of Commerce in Korea

Suh, Yoon-Suk	• Head of the Business School at Ewha Women’s Univ.	''
• Vice-President/Commissioner of Account Management for the Korea Accountant Association

Park,Won-Soon	• Standing Chairman of the Beautiful Foundation	''
• Chairman of Korea Human Rights Foundation

Sun, Wook	• Former President & CEO, Samsung Human Resources Development Center		Newly Elected (‘05.2.25}

Ahn, Charles	• President & CEO, AhnLab, Inc.		Newly Elected (‘05.2.25}

(E) Whether a director is covered by damage liability insurance or not

Name	Insurance premium	Insurance benefits	Insurance premium	Remarks
paid by company
All directors	430 million won	30 billion won	Entirety

¡ List of key activities of the Board of Directors (Jan. 1, 2004 — Mar. 10, 2005)

Session	Date	Agenda	Approval
2004-1	Jan.14	1.Improving Corporate Governance Structure	All 5 cases
		2.Approval of Financial Statements for the 36th Fiscal Year (ended in Dec. 31, 2003)	approved
3.New Development of #6 CGL & Capacity Expansion of #1 PCM
4.Equity Participation Plan for In-house Venture Spin-offs
5.Adjustment Management plan of 2004

2004-2	Feb. 20	1.Agenda for the 36th Ordinary General Meeting of Shareholders(addition)	All 3 cases approved
2.Recommendation for Standing Directors Candidates
3.Contribution Plan for POSCO Educational Foundation

2004-3	Mar.12	1.Appointment of Special Committee Members	All 5 cases
		2.Appointment of Representative Directors, Chairman and President	approved
3.Appointment of Positions for Standing Directors
4.Approval of Designation of Position for Executive Officer
5.Amendment to the Directors Remuneration Standards

2004-4	Apr.30	1.Asset Acquisition Plan of the Liquidated Company-Hanbo Steel Co.	All 6 cases
		2.Changes to the Office Lease with POS A-C Co., Ltd.	approved
3.Closing of the Stockholders’ List for the 2004 Interim Dividend
4.Revision of Audit Committee Operating Regulations
5.Change of the Fair Trade Compliance Officer
6.The Liquidation of PT.POSNESIA

2004-5	July.23	1.Establishment of Finex #1 at Pohang Works	All 13 cases
		2.Extension of Coke Plant at Pohang Works	approved
3.The Rationalization Plan for Silicon Steel Mill at Pohang Works (2nd Stage)
4.The Capital Increase of POSCO-China (to transfer the stake in ZPSS)
5.Establishment Plan for Consolidated Corporation in Japan
6.Adjusting Issues to be Submitted to the BOD and the Special Committees for Resolution
7.Revision to ESOP contribution limit & Disposal of treasury stocks
8.FY 2004 Interim Dividend Payout

Session	Date	Agenda	Approval
9.Plan for Share Buyback and Cancellation
10.Year 2004 Plan on Transaction with POSTEEL
11.Changes of Office Lease Contract With POSCO Engineering & Construction Co., Ltd.
12.Stock Option Right
13.Amendment of Director Remuneration Regulation

2004-6	Oct.22	1.Treasury Stock Specific Money Trust Contract Term Extension	All 8 cases
		2.Adjustment of the Number of Shares Granted for Stock Option	approved
3.Development and Support Plan for the POSCO Scholarship Foundation
4.Alteration on the approved capital for POSCO-China
5.Gwangyang LNG Terminal Expansion Plan
6.Assets Sale to Jointly Use 345 kV Electricity Transmission Facilities in Gwangyang
7.Research Grants for Professor Woo Suk Whang of SNU
8.Payment of Damage Compensation due to Sand Loss for the Shop-owners of Songdo Beach

2004-7	Dec.17	1.Proposal for Management Plan of FY2005	All 7 cases
		2.New Members for the Director Candidate Recommendation Committee	approved
3.Changes of Office Lease Contract with POSDATA
4.Partial Sale of Treasury Shares to Employee Stock Ownership Association
5.Contribution Request for In-house Fund for Employees’ Welfare
6.Contribution to a Charity Fund
7.Contribution of land plots to POSTECH for Education and Research facilities

2005-1	Jan.13	1.Approval of Financial Statements for the 37th Fiscal Year and the Agenda for 37th Ordinary General Meeting of Shareholders	Approved

2005-2	Feb.3	1.Recommendation for Standing Directors Candidates	All 5 cases
		2.Establishment of the Ceiling Amount of Total Remuneration for Directors in the Fiscal Year 2005	approved
3.Payment of the special incentive for Directors
4.Plan for Share buyback
5. Contribution Plan for POSCO Educational Foundation

2005-3	Feb.25	1.Appointment of Special Committee Members	All 3 cases
		2.Appointment of Positions for Standing Directors	approved

Session	Date	Agenda	Approval
3.Approval of Designation of Position for Executive Officer

(C) Major activities of outside directors on the Board of Directors(Jan. 1,2004 -Mar. 10, 2005)

Session	Date	Number of participating outside directors	Remarks
2004-1	Jan.14	7 persons
2004-2	Feb.20	8 persons
2004-3	Mar.12	8 persons
2004-4	Apr.30	9persons
2004-5	July 23	8persons
2004-6	Oct.22	9persons
2004-7	Dec.17	9persons
2005-1	Jan.13	7 persons
2005-2	Feb.3	6persons
2005-3	Feb.25	8persons

(D) Composition of committees and their activities(Jan. 1, 2004 — Mar. 10, 2005)

¡ Major activities of Director Candidate Recommendation and Evaluation Committee(Jan. 1 -Mar. 11, 2004)

Session	Date	Agenda	Approval
2004-1	Jan.13	The evaluation of business performance for the entire company in 2003	—

2004-2	Jan.14	Management Plan of Outside Directors Candidate advisory Committee	Approved
2004-3	Feb.13	Assessment of qualifications of outside directors	—

2004-4	Feb.19	1. Assessment of qualifications of outside directors	Approved
		2. Assessment of qualifications of Standing Director	—
		3.The Ceiling Amount of Total Remuneration for Directors in the Fiscal Year 2005	—

¡ Major activities of Director Candidate Recommendation Committee (Mar. 12,2004-Mar.10,2005)

Session	Date	Agenda	Approval
2004-1	Mar.12	1.Appointment of Representative Directors, Chairman and President	—
2.Appointment of Positions for Standing Directors
3.Approval of Designation of Position for Executive Officer

2004-2	Dec.23	Management of Outside Directors Candidate advisory Committee	Approved

2005-1	Jan.27	Assessment of qualifications of outside directors	—

Session	Date	Agenda	Approval
2005-2	Jan.28	1. Assessment of qualifications of outside directors	Approved
		2. Assessment of qualifications of Standing Director	—

2005-3	Feb.25	1. Appointment of Special Committee Members	—
		2. Appointment of Positions for Standing Directors	—
		3. Approval of Designation of Position for Executive Officer	—

¡ Major activities of Evaluation and Compensation Committee (Mar. 12,2004-Mar.10,2005)

Session	Date	Agenda	Approval
2004-1	Mar.12	Amendment to the Directors Remuneration Standards	—

2004-2	July 23	1.Stock Option Right	—
2.Amendment of Director Remuneration Regulation
2005-1	Jan.13	Evaluation of ‘04 Management Result	—

2005-2	Jan.28	1.Establishment of the Ceiling Amount of Total Remuneration for Directors in the Fiscal Year 2005	—
2.Payment plan of the special incentive for Directors

¡ Major activities of Finance & Operation Committee (Jan. 1,2004-Mar.10,2005)

Session	Date	Agenda	Approval
2004-1	Jan,13	2 cases, including plan to improve Corporate Governance	—

2004-2	Feb.19	4cases including plan to contribute POSCO Educational Foundation	Approved

2004-3	Apr.29	5cases including project of taking over Hanbo Steel Company	Approved

2004-4	July 22	3cases including the Capital Increase of POSCO-China (to transfer the stake in ZPSS)	—

2004-5	Oct. 22	2cases including Research Grants for Professor Woo Suk Whang of SNU	—

2004-6	Dec. 16	3cases including Contribution Request for In-house Fund for Employees’ Welfare	—

2005-1	Jan. 13	Contribution to a Charity Fund for unfortunate neighbors in Pohang	Amended
		and Gwangyang Area	Approved

2005-2	Feb.3	Contribution to a Charity Fund for unfortunate neighbors who are damage caused by Tidal wave and earthquake in South Asia	Approved

¡ Major activities of Insider Trading Committee (Jan. 1,2004-Mar.10,2005)

Session	Date	Agenda	Approval
2004-1	Apr.30	1.Changes to the Office Lease with POS A-C Co., Ltd.	—
2.Changes to the Leader of Fair Trade

2004-2	July 23	Changes of Office Lease Contract With POSCO Engineering & Construction Co., Ltd.	—

2004-3	Oct.22	Development and Support Plan for the POSCO Scholarship Foundation	—

2004-4	Dec.17	1.Changes of Office Lease Contract C57with POSDATA	—
2.Contribution of land plots to POSTECH for Education and Research facilities

2005-1	Feb.2	Contribution Plan for POSCO Educational Foundation	—

¡ Major activities of Management Committee (Jan. 1,2004-Mar.10,2005)

Session	Date	Agenda	Approval
2004-1	Jan.6	1.New Development of #6 CGL & Capacity Expansion of #1 PCM	Approved
2.#1,2 POL Rationalization at Gwangyang works
3.Establishment of #2 Plate cold brace

2004-2	Jan.15	1.Constrution of Strip Casting Demo Plant	Approved
2.#1 Steel making 2RH Rationalization at Pohang works
3.Expansion of Gwangyang Power substation(Supply power 22KV)

2004-3	Feb.3	4cases, including Improvement of drainage system for Pohang Sungang area	Approved

2004-4	Feb.16	Deficits disposal of investment property of Alps Resort	Approved

2004-5	Apr.19	2nd repair of Pohang Work’s blast furnace No. 3	Suspended

2004-6	Jun.24	5cases, including The Rationalization Plan for Silicon Steel Mill at Pohang Works(2nd Stage)	Approved

2004-7	July 6	6cases, including Establishment of #2 Coke CDQ at Pohang Works	Approved

2004-8	July 22	Establishment of Finex #1 at Pohang Works	—

2004-9	Aug.31	6cases including No.2 Dephosphorization at Pohang Works	Approved

2004-10	Oct.19	6cases, including Gwangyang LNG Terminal Expansion Plan	Approved

2004-11	Nov.23	7cases, including Investment in Korean Line Corporation(KLC)	Approved

2004-12	Dec.17	2cases, including #2 at Pohang and #4 at Gwangyang Rolling, Expansion	Approved

2004-13	Dec.28	2cases, including Construction of Power control at Pohang(345KV)	Approved

2005-1	Feb.22	Establishment #1~4 Sinter Purity installation at Gwangyang	Approved

2005-2	Mar.8	2cases, including STS Continuous Cold Rolling at Pohang	Suspended

B. Audit Committee

     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are E. Han Kim (committee chair), Jeffrey D. Jones, Yoon-Suk Suh and Wook Sun.

     The duties of the Audit Committee include:

•	engaging independent auditors;

•	approving independent audit fees;

•	approving audit and non-audit services;

•	reviewing annual financial statements;

•	reviewing audit results and reports, including management comments and recommendations;

•	reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

     In addition, in connection with general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.

O Composition of the Audit Committee (auditors)

Name	Experience	Qualifications	Remarks
Kim, E. Han	Distinguished Prof. of University of Michigan	Satisfies requirements in the articles of incorporation	Chairman

Yoo, Hyun-shik	Former president of Samsung General Chemicals	"

Jeffrey D. Jones	Former Chairman of the American	"

Name	Experience	Qualifications	Remarks
Chamber of Commerce in Korea

Suh, Yoon-Suk	Head of the Business School at Ewha Women’s Univ.	"

* Changed composition of the Audit Committee after ’05.2.25

Name	Experience	Qualifications	Remarks
Kim E. Han	Distinguished Prof. of University of Michigan	Satisfies requirements in the articles of incorporation	Chairman

Sun, Wook	Former President & CEO, Samsung Human Resources Development Center	"

Jeffrey D. Jones	Former Chairman of the American Chamber of Commerce in Korea	"

Suh, Yoon-Suk	Head of the Business School at Ewha Women’s Univ.	"

* Major activities of the audit committee (auditors) (Jan. 1,2004-Mar.10,2005)

Session	Date	Agenda	Approval	Remarks
2004-1st	Feb. 10,	• Deliberation agendas		3 members participating

		- Results of the audit of account for the 36th Fiscal Year	Approved

		- Assessment of operations of the in-house controlling system in 2003	Approved

• Report agendas

		- Overview of operations of the in-house controlling system by external auditors	Approved

2004-2nd	Mar. 12,	• Deliberation agenda		All members participating

		- Approval of the appointment of the audit office head	Approved

		- Approval of the appointment of Internal control system manager	Approved

2004-3rd	Apr. 30,	• Deliberation agenda		All members participating

		- Revision Stipulated in regulations on the operation of the audit committee	Approved

		- Approval of audit and not-audit service of POSCO & affiliated Company Outside	Approved

Session	Date	Agenda	Approval	Remarks
• Report agendas

- Results of the audit of account for the 1Q 37th Fiscal Year

- Reporting the results of the audit of Consolidated finance statements

- Reporting the Role of Audit Committee

2004-4th	Jul.23	• Deliberation agenda	Approved	All members participating

- Approval of audit and not-audit service of affiliated Company Outside

• Report agendas

- Results of the audit of account for the 1H 37th Fiscal Year

- Assessment of operations of the in-house controlling system for 1H 37th

2004-5th	Oct.21	• Report agendas	Approved	All members participating

- Results of the audit of account for the 3Q 37th Fiscal Year

2004-6th	Dec.17	• Deliberation agenda	Approved	All members participating

- Approval of contract of audit service of Seomyeon Development Co., Ltd.

- Approval of contract of non-audit service of POSA

-Decision of appointment of External Auditor

2005-1st	Jan.12	• Deliberation agenda	Approved	All members participating

- Approval of contract of non-audit service of POSCAN

- Approval of method and standard of appointment and evaluation of External Auditor

• Report agendas

- Overview of operations of the in-house controlling system by external auditors

2005-2nd	Feb.2	• Deliberation agenda	Approved	All members participating

-Assessment of operations of the in-house controlling system in 2004

-Results of the audit of account for the 37th

Session	Date	Agenda	Approval	Remarks
Fiscal Year

- Approval of the appointment of the external auditor

• Report agendas

- Overview Results of the audit of account for the 37th Fiscal Year

2005-3rd	Feb.25	• Deliberation agenda	Approved	3 members participating

- Approval of the appointment of the audit office head

-Approval of the appointment of Internal control system manager

- Approval of contract of non-audit service of POSCO

C. Voting Rights by Shareholders

(1)	Whether to Adopt the Cumulative Voting System

]	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on Mar. 12, 2004.

(2)	Whether to Adopt the Ballot Voting System or Electronic Voting System

]	Introduced the Ballot Voting System or Electronic Voting System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.

(3)	Execution of Voting Rights by Minority Shareholders

[Irrelevant]

D. Compensation of Directors and Officers

(1)	Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Ceiling amount
approved at
		shareholders	Average payment per
	Total payment	Meeting	person
Category	(2004)	(2004)	(2004)	Remarks
Director	3.62 billion won	4 billion won	240 million won

*	390 million won paid in 2005.

(2)	List of Stock Options Presented to Executives

(As of December 31, 2004)
Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
July 23, 2001	Sang-Boo Yoo	90,367	July 24, 2003 ~	KRW 98,900
	Ku-Take Lee	45,184	July 23, 2008
	Chang-Oh Kang	18,074
	Kwang-Woong Choi	10,844
	Jung-Won Kim	10,844
	Won-Chul Hwang	9,037
	Sung-Hwan Kim	9,037
	Tae-Hyun Hwang	6,037
	Kwang-Hee Han	9,037
	Dong-Jin Kim	9,037
	Soo-Chul Shin	9,037
	Chin-Choon Kim	9,037
	Youn Lee	9,037
	Kyeong-Ryul Ryoo	6,037
	Seong-Sik Cho	9,037
	Jong-Tae Choi	9,037
	Hwang-Kyu Hwang	9,037
	Ung-Suh Park	2,259
	Jae-Young Chung	2,259
	Guil-Soo Shin	2,259
	Jong-Won Lim	2,259
	Samuel F. Chevalier	2,259
	Soon Kim	2,259
	Woo-Hee Park	2,259
	Dae-Wook Yoon	1,921

(As of December 31, 2004)
Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
April 27 2002	Jong-Doo Choi	9,316	April 28, 2004	KRW 136,400
	Joon Yang Chung	9,316	~ April 27,2009
	Chang-Ho Kim	9,316
	Nam Suk Hur	9,316
	Chang-Kwan Oh	9,316
	Jeon-Young Lee	9,316
Sep.18 2002	Suk-Man Youn	11,179	Sep. 19, 2004 ~	KRW 116,100
	Young-Tae Keon	9,316	Sep. 18, 2009
April 26, 2003	Chang-Oh Kang	4,802	April 27, 2005 ~	KRW102,900
	Soo-Yang Han	2,881	April 26, 2010
	Won-Pyo Lee	2,881
	Kwang-Woong Choi	5,762
	Kyeong-Ryul Ryoo	4,802
	Kim,E. Han	2,401
	Hyun-Shik, Yoo	2,401
	Han-Kyung, Kim	2,401
	Kwang-Hee Han	1,921
	Dong-Jin Kim	1,921
	Tae-Hyun Hwang	1,921
	Youn Lee	1,921
	Seong-Sik Cho	1,921
	Jong-Tae Choi	1,921
	Hyun-Shik,Chang	9,604
	Oh-Joon, Kwon	9,604
	Dong-Hwa, Chung	9,604
	Jin-Il, Kim	9,604

(As of December 31, 2004)
Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
	Chun-Hwan,Lee	9,604
	Dong-Hee, Lee	9,604
	Byung-Jo, Choi	9,604
	Sang-Young, Lee	9,604
	Hyun-Uck, Sung	9,604
	Han-Yong,Park	9,604
July 23, 2004	Ku-Taek Lee	49,000	July 24, 2006~	KRW 151,700
	Chang-Oh Kang	24,500	July 23, 2011
	Kwang-Woong Choi	1,960
	Kyeong-Ryul Ryoo	4,900
	Suk-Man Youn	7,840
	Dong-Jin Kim	7,840
	Youn Lee	7,840
	Joon Yang Chung	4,900
	Young Ju Pakr	1,862
	Kwang Woo Jun	1,862
	Jeffery D Jones	1,862
	Yoon Suk Suh	1,862
	Keel Sou Chung	9,800
	Sang Wook Ha	9,800
	Sang Young Kim	9,800
	Young Suk Lee	9,800
	Sany Myun Kim	9,800
	Kun Soo Lee	9,800
	Ki Chul Shin	9,800
	Kee Yeoung Park	9,800
	Kyu Jeong Lee	9,800
	Byung Ki Jang	9,800

Total		722,007

*	Changed Stock Option due to Stock Cancellation by profit in October 19,2004

V. Others

A. Results of POSCO’s 36th Ordinary General Meeting of Shareholders

1.	Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 36th Fiscal Year

•	Total Assets (KRW): 18,406,600 million

•	Total Liabilities (KRW): 5,448,602 million

•	Paid-in Capital (KRW): 482,403 million

•	Shareholder’s Equity (KRW): 12,957,997 million

•	Sales (KRW): 14,359,329 million

•	Ordinary Profit (KRW): 2,663,863 million

•	Net Profit (KRW): 1,980,572 million

•	Net Profit per Share (KRW): 24,306

2.	Approval of Partial Amendments to the Articles of Incorporation

2-1.	Introduction of Cumulative Voting System (Article 25 of the Articles of Incorporation)

2-2.	Improvement of Corporate Governance and Others

3.	Approval of Election of Directors

3-1.	Election of Outside Directors

-	Appointment of Outside Directors:	Park, Young-Ju,
Jun,. Kwang-Woo
Park, Won-Soon
Chevalier, Samuel F.

3-2.	Election of Outside Directors as Audit Committee Members

•	Appointment of Outside Directors as Audit Committee Members:

Jones, Jeffrey D.

Suh, Yoon-Suk

3-3.	Election of Standing Directors
-	Appointment of Standing Directors:	Lee, Ku-Taek
Kang, Chang-Oh
Ryoo, Kyeong-Ryul
Yoon, Seok-Man
Chung, Jun-Yang

4.	Approval of the Ceiling Amount of Total Remuneration for the Director for the 37th Fiscal Year

•	The approved ceiling amount of total remuneration for the 36th fiscal year:

KRW3.5 billion

•	The actual amount of total remuneration paid for the 36th fiscal year:

KRW3.0 billion

•	The ceiling amount of total remuneration for the 37th fiscal year:

KRW4.0 billion

The 36th fiscal year: 15 directors (8 Outside Directors)

The 37th fiscal year: 15 directors (9 Outside Directors)

B. Results of POSCO’s 37th Ordinary General Meeting of Shareholders

1.	Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 37th Fiscal Year

-	Total Assets (KRW)	:	21,367,060 million
-	Total Liabilities (KRW)	:	5,257,216 million
-	Paid-in Capital (KRW)	:	482,403 million
-	Shareholder’s Equity (KRW)	:	16,109,844 million
-	Sales (KRW)	:	19,792,478 million
-	Ordinary Profit (KRW)	:	5,053,728 million
-	Net Profit (KRW)	:	3,826,016 million
-	Net Profit per Share (KRW)	:	47,331

2.	Approval of Election of Directors

2-1.	Election of Outside Director

Date of Birth
Relationship with
Name	Recommender	Major Experience	major shareholder	Tenure
Ahn, Charles	Jan.22, 1962	w President & CEO, AhnLab, Inc.	None	3 years

Director Candidate Recommendation Committee

2-2.	Election of Outside Directors as Audit Committee Members

Date of Birth
Relationship with
Name	Recommender	Major Experience	major shareholder	Tenure
Kim, E. Han	May 27. 1946	w Fred M. Taylor Professor, University of Michigan Business School	None	3 years

	Director Candidate Recommendation Committee	w Outside Director of POSCO

Sun, Wook	Jan. 24, 1945	w Former President & CEO, Samsung Human Resources Development Center	None	3 years

Director Candidate Recommendation Committee

2-3.	Election of Standing Director

Date of Birth
Relationship with
Name	Recommender	Major Experience	major shareholder	Tenure
Lee, Youn	Jul. 4, 1947	w Senior Executive V.P., POSCO	None	3 years

Board of Directors

3.	Approval of the Ceiling Amount of Total Remuneration for the Director for the 38th Fiscal Year : KRW 4.5 billion

4.	Details of Dividend

Details		2004
1)	Annual Dividend per Share(KRW)	8,000
	- Year-End Dividend(KRW)	6,500
	- Interim Dividend(KRW)	1,500
2)	Dividend Ratio to Market Value(%)including Interim Dividend	4.16

C. Legal Proceedings

     See Form 20-F for references. POSCO will schedule to file Form 20-F by the end of June.

POSCO

Non-Consolidated Financial Statements
December 31, 2004 and 2003

Samil Pricewaterhouse Coopers
Kukje Center Building
191 Hankangro 2ga, Yongsanku
Seoul, 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of
POSCO

We have audited the accompanying non-consolidated balance sheets of POSCO (the “Company”) as of December 31, 2004 and 2003, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of POSCO as of December 31, 2004 and 2003, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 27 to the non-consolidated financial statements, during the year ended December 31, 2004, the Company entered into sales transactions of KRW3,444,801 million (2003: KRW2,352,967 million) and purchase transactions of KRW2,422,797 million (2003: KRW1,663,964 million) with related parties. Related receivables amounted to KRW337,570 million (2003: KRW93,502 million) and payables amounted to KRW411,065 million (2003: KRW155,826 million) as of December 31, 2004. As of December 31, 2004, guarantees provided to related parties amounted to KRW225,188 million (2003: KRW176,800 million).

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea

January 19, 2005

This report is effective as of January 19, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Balance Sheets
December 31, 2004 and 2003

(in millions of Korean won)	2004		2003
Assets
Current assets
Cash and cash equivalents (Notes 3 and 26)	~~W~~	213,023	~~W~~	298,493
Short-term financial instruments (Notes 3 and 26)		568,646		513,084
Trading securities (Note 6)		2,657,338		1,215,983
Current portion of available-for-sales securities (Note 7)		122,318		—
Current portion of held-to-maturity securities (Notes 7 and 26)		3,048		248,583
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 4, 26 and 27)		1,985,400		1,393,281
Inventories, net (Note 5)		2,108,682		1,559,260
Other accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 4, 26 and 27)		68,150		43,002
Other current assets, net of allowance for doubtful accounts (Note 10)		14,973		56,157

Total current assets		7,741,578		5,327,843
Property, plant and equipment, net (Notes 8 and 28)		9,203,061		8,705,192
Investment securities, net (Notes 7 and 26)		3,919,464		3,762,636
Intangible assets, net (Notes 9 and 28)		363,244		350,374
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Note 4)		33,007		37,427
Long-term financial instruments (Note 3)		45		45
Long-term loan receivables, net of allowance for doubtful accounts		396		742
Other long-term assets, net of allowance for doubtful accounts (Note 10)		106,265		222,341

Total assets	~~W~~	21,367,060	~~W~~	18,406,600

POSCO
Non-Consolidated Balance Sheets
December 31, 2004 and 2003

(in millions of Korean won)	2004		2003
Liabilities and Shareholders’ Equity
Current liabilities Trade accounts and notes payable (Notes 26 and 27)	~~W~~	444,339	~~W~~	425,779
Short-term borrowings (Notes 11 and 26)		13,992		—
Current portion of long-term debt, net of discount on debentures issued (Notes 12 and 26)		926,572		924,655
Accrued expenses (Note 26)		324,433		288,211
Other accounts and notes payable (Notes 26 and 27)		430,449		221,075
Withholdings		33,135		39,032
Income tax payable		1,012,424		546,539
Other current liabilities (Note 14)		36,056		82,927

Total current liabilities		3,221,400		2,528,218
Long-term debt, net of current portion and discount on debentures issued (Notes 12 and 26)		1,549,653		2,640,783
Accrued severance benefits, net (Note 13)		171,788		121,111
Deferred income tax liabilities (Note 24)		260,165		114,654
Other long-term liabilities (Note 14)		54,210		43,837

Total liabilities		5,257,216		5,448,603

Commitments and contingencies (Note 15)
Shareholders’ equity
Capital stock (Note 1)		482,403		482,403
Capital surplus (Note 16)		3,771,283		3,707,587
Retained earnings (Note 17)		12,864,139		9,867,437
Capital adjustments, net (Note 18)		(1,007,981)		(1,099,430)

Total shareholders’ equity		16,109,844		12,957,997

Total liabilities and shareholders’ equity	~~W~~	21,367,060	~~W~~	18,406,600

The accompanying notes are an integral part of these non-consolidated financial statements.

POSCO
Non-Consolidated Statement of Income
Years Ended December 31, 2004 and 2003

(in millions of Korean won, except per share amounts)	2004		2003
Sales (Notes 27 and 28)	~~W~~	19,792,478	~~W~~	14,359,329
Cost of goods sold (Notes 21 and 27)		13,707,459		10,416,140

Gross profit		6,085,019		3,943,189
Selling and administrative expenses (Note 22)		1,031,291		884,655

Operating profit		5,053,728		3,058,534

Non-operating income
Interest income		79,885		61,751
Dividend income		43,145		15,635
Gain on valuation of trading securities		22,338		5,571
Gain on disposal of trading securities		42,039		32,150
Gain on disposal of property, plant and equipment		8,165		4,779
Gain on foreign currency transactions		106,600		67,030
Gain on foreign currency translation		171,519		5,505
Gain on valuation of investments using the equity method (Note 7)		165,048		74,813
Recovery of allowance for doubtful accounts (Note 15)		87,352		—
Others		103,913		78,629

		830,004		345,863

Non-operating expenses
Interest expense		143,766		215,220
Loss on foreign currency transactions		87,212		56,147
Loss on foreign currency translation		9,110		109,460
Donations (Note 23)		154,057		97,372
Impairment loss on investments (Notes 7 and 8)		85,491		7,657
Impairment loss on property, plant and equipment (Note 8)		62,555		150,750
Loss on disposal of property, plant and equipment		41,267		32,733
Others		69,759		71,195

		653,217		740,534

Extraordinary Income (Note 18)		3,387		—

Net income before income taxes		5,233,902		2,663,863
Income tax expense (Note 24)		(1,407,886)		(683,291)

Net income	~~W~~	3,826,016	~~W~~	1,980,572

Per Share Data (in Korean won)
Basic and diluted earnings per share (Note 25)	~~W~~	47,331	~~W~~	24,306
Basic and diluted ordinary income per share (Note 25)		47,301		24,306

The accompanying notes are an integral part of these non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Appropriations of Retained Earnings
Years Ended December 31, 2004 and 2003
(Dates of Appropriations: February 25, 2005 and March 12, 2004
for the years ended December 31, 2004 and 2003, respectively)

(in millions of Korean won)	2004		2003
Retained earnings before appropriations
Unappropriated retained earnings carried over from the prior year	~~W~~	82,497	~~W~~	68,306
Retirement of treasury stock		(304,712)		(253,380)
Interim dividends (Note 17) (Dividend rate: 30% of par value in 2004 and 20% of par value in 2003)		(121,062)		(81,649)
Valuation on equity method investment		—		(16,125)
Net income		3,826,016		1,980,572

		3,482,739		1,697,724

Transfers from voluntary reserves
Reserve for research and human resource development		166,667		146,667

Appropriations of retained earnings
Reserve for research and human resource development		590,000		280,000
Cash dividends (Note 17) (Dividend rate: 130% in 2004 and 100% in 2003)		523,274		403,540
Reserve for business expansion		2,200,000		1,038,000
Appropriated retained earnings for dividends		193,301		40,354

Unappropriated retained earnings		3,506,575		1,761,894

carried forward to the subsequent year	~~W~~	142,831	~~W~~	82,497

The accompanying notes are an integral part of these non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003

(in millions of Korean won)	2004		2003
Cash flows from operating activities
Net income	~~W~~	3,826,016	~~W~~	1,980,572
Adjustments to reconcile net income to net cash provided by operating activities Depreciation and amortization		1,447,020		1,461,424
Accrual of severance benefits		145,312		125,203
Gain on valuation of trading securities		(22,338)		(5,571)
Gain on disposal of trading securities, net		(41,486)		(32,100)
Impairment loss on investments		85,491		7,657
Loss on disposal of property, plant and equipment		41,267		32,733
Loss(gain) on derivative transactions, net		2,992		(451)
Gain on valuation of investments using the equity method		(165,048)		(74,813)
Stock compensation expense		24,785		18,894
Loss(gain) on foreign currency translation, net		(167,552)		103,872
Impairment loss on property, plant and equipment		62,555		150,750
Interest expense		7,813		8,109
Increase(decrease) in income tax expense due to changes in deferred income tax assets and liabilities		145,511		(7,405)
Interest income		(5,695)		(4,090)
Welfare		159,897		74,687
Others		(82,177)		27,389

		1,638,347		1,886,288

Changes in operating assets and liabilities Increase in trade accounts and notes receivable		(591,001)		(202,468)
Increase in other accounts and notes receivable		(27,126)		(13,417)
Decrease(increase) in accrued income		39,255		(14,374)
Decrease(increase) in prepaid expenses		(1,956)		271
Increase in inventories		(549,422)		(288,925)
Increase in trade accounts and notes payable		23,369		31,560
Increase(decrease) in other accounts and notes payable		205,053		(7,699)
Increase in accrued expenses		36,222		103,632
Increase in income tax payable		438,975		169,431
Payment of severance benefits		(16,470)		(13,795)
Transfers to the National Pension Fund		15		12
Increase in retirement insurance deposits		(80,644)		(66,462)
Others		14,823		58,331

		(508,907)		(243,903)

Net cash provided by operating activities		4,955,456		3,622,957

POSCO
Non-Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003

(in millions of Korean won)	2004		2003
Cash flows from investing activities
Disposal of short-term financial instruments		1,140,300		661,671
Disposal of trading securities		9,116,169		9,214,566
Disposal of available-for-sales securities		3,914		199,260
Disposal of current portion of held-to-maturity securities		252,514		171,563
Proceeds from office lease deposits		1,092		324,006
Disposal of property, plant and equipment		46,843		7,303
Acquisition of short-term financial instruments		(1,195,862)		(1,063,599)
Acquisition of trading securities		(10,493,700)		(9,410,018)
Acquisition of available-for-sale securities		(67,797)		(211,304)
Acquisition of investments using the equity method		(54,567)		(130,868)
Acquisition of current portion of held-to-maturity securities		—		(315,312)
Acquisition of held-to-maturity securities		(31,095)		(19,549)
Acquisition of property, plant and equipment		(2,026,578)		(1,112,579)
Acquisition of intangible assets		(63,069)		(94,712)
Payment of office lease deposits		(894)		(323,796)
Others		36,609		(10,874)

Net cash used in investing activities		(3,336,121)		(2,114,242)

Cash flows from financing activities
Proceeds from short-term borrowings		14,157		—
Proceeds from long-term debt		—		507,402
Acquisition of treasury stock		(304,712)		(263,351)
Proceeds from treasury stock		81,724		43,885
Repayment of current maturities of long-term debt		(925,888)		(1,263,602)
Payment of cash dividends		(524,570)		(325,961)
Decrease in derivatives		(41,877)		—
Others		(3,639)		312

Net cash used in financing activities		(1,704,805)		(1,301,315)

Net (decrease)increase in cash and cash equivalents		(85,470)		207,400
Cash and cash equivalents
Beginning of the period		298,493		91,093

End of the period	~~W~~	213,023	~~W~~	298,493

The accompanying notes are an integral part of these non-consolidated financial statements.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 30,000 thousand tons: 13,300 thousand tons at the Pohang mill, and 16,700 thousand tons at the Gwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and seven liaison offices overseas.

Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of KRW5,000 per share. The Company retired 2,891,140; 2,807,690; and 1,815,640 shares of treasury stock with the approval of the Board of Directors on August 25, 2001, November 20, 2002 and July 22, 2003, respectively. In addition, POSCO retired 1,779,320 shares of treasury stock on October 19, 2004 in accordance with the resolution of the Board of Directors on July 23, 2004. Accordingly, total issued shares were reduced to 87,186,835 from 88,966,155 as of December 31, 2004.

As of December 31, 2004, the Company’s major shareholders are as follows:

	Number of	Percentage of
	shares	ownership (%)
National Pension Corporation	3,084,186	3.54
SK Telecom	2,481,310	2.85
Pohang University of Science and Technology	2,475,000	2.84
Others	79,146,339	90.77

	87,186,835	100.00

As of December 31, 2004, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York and London Stock Exchanges.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates
The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 2 through 9 became applicable to the Company on January 1, 2003, the Company adopted these Standards in its financial statements covering periods beginning on or after this date. And as SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements as of and for the year ended December 31, 2004.

Revenue Recognition
Revenue from the sales of products is recognized when significant risks and rewards of ownership of the goods are transferred.

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and historical collection experience.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Inventories
The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period, and by physical count as of the balance sheet date. Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventories (current replacement cost for raw materials) is lower than its cost, the carrying amount is reduced to the net realizable value and the difference between the cost and revalued amount is charged to current operations. If, however, the circumstances which caused the valuation loss ceased to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.

Investments in Affiliates and Other Investments
The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be classified into one of three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method or moving-average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by the independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition costs of securities or adjusted costs of debt securities for the amortization of discounts or premiums.

Investments in equity securities of companies, over which the Company exercises a significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses equals the cost of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over 20 years using the straight-line method.

Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. The Company’s proportionate unrealized profit arising from sales by the equity method investees to the Company or sales between equity method investees is also eliminated.

Foreign currency financial statements of equity method investees are translated into Korean won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.

The equity method of accounting is applied based on the most recent available unreviewed financial statements of subsidiaries and affiliates.

Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful lives
Buildings and structures	20~40 years
Machinery and equipment	8 years
Vehicles	4~9 years
Tools	4 years
Furniture and fixtures	4 years

The acquisition cost of an asset is comprised of its purchase price and any directly attributable cost of bringing the asset to working condition for its intended use. When the estimated cost of dismantling and removing the asset and restoring the site, after the termination of the asset’s useful life, meets the criteria for the recognition of provisions, the present value of the estimated expenditure shall be included in the cost of the asset.

Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditure shall be recognized as an expense in the period in which it is incurred.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Intangible Assets
Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives
Intellectual property rights	5 ~ 10 years
Land usage rights	40 years
Port facilities usage rights	3 ~ 34 years
Other intangibles	4 ~ 20 years

Port facilities usage rights and land usage rights, which represent rights to use certain port facilities and land, are amortized over the term of exclusive rights.

The costs incurred in relation to the development of new products and new technologies (including the development cost of internally used software and related costs) are recognized and recorded as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the Company, and the cost of the asset can be measured reliably. The useful life of development costs should be based on its estimated useful life, not to exceed twenty years from the date when the asset is available for use.

As of December 31, 2004, port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Gwangyang, Pohang, Pyoungtaek and Masan. The related amortization expense amounted to KRW22,602 million for the year ended December 31, 2004.

Discounts on Debentures
Discounts on debentures are amortized over the repayment period using the effective interest rate method. The discount is reported on the balance sheet as a direct deduction from the face amount of the debenture. Amortization is included in interest expense.

Valuation of Assets and Liabilities at Present Value
Long-term loans receivable and long-term trade accounts and notes receivable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as an interest income over the life of the related assets.

Income Taxes
The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred tax assets are recognized when it is more likely than not that such deferred tax assets will be realized. The total income tax provision includes the current income tax expense under applicable tax regulations, and the change in the balance of deferred income tax assets and liabilities during the period.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others.

The contributions to the National Pension Fund in accordance with the National Pension Act in Korea and group severance insurance deposits are deducted from accrued severance benefit liabilities.

Derivative Instruments
All derivative instruments are accounted for at fair value, and unrealized gains and losses from derivative contracts are charged to current operations with resulting rights and obligations being accounted for as asset and liabilities of the Company.

Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the basic rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

Translation of Foreign Operations
Foreign currency assets and liabilities of the Company’s overseas business branches and offices are translated at the exchange rate as of the balance sheet date, and income and expenses are translated at the weighted-average exchange rate of the reporting period. Gains or losses on translation are offsetted, and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Overseas operations translation credit or debit is treated as an extraordinary gain or loss upon closing the foreign branch or office. Since the Japanese branch was closed, the foreign-based operations translation amounting to KRW29,538 million from the Japanese branch was reclassified as extraordinary income amounting to KRW3,387 million and gain on valuation of equity method investments amounting to KRW26,151 million.

Impairment of Assets
The Company recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the statement of income and is deducted from the book value of the impaired asset.

Capitalization of Financing Expenses
The Company has expensed as a financing expense the cost of manufacturing, acquisition, and construction of property, plant, and equipment that require more than one year from the initial date of manufacture, acquisition, and construction to the date of the estimated completion of the manufacture, acquisition and construction.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

3.	Cash and Cash Equivalents and Financial Instruments

Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2004 and 2003, consist of the following:

	Annual interest
(in millions of Korean won)	rates (%)	2004	2003

Cash and cash equivalents
Cash on hand and in banks	0.10	6,239	2,273
Checking accounts	—	1,309	2,036
Money market deposit accounts	2.90 ~ 3.00	169,400	10,200
Time deposits in foreign currency	1.22	35,075	283,984
Time deposits	2.90	1,000	—

		213,023	298,493

Short-term financial instruments
Time deposits	3.65 ~ 4.30	86,400	250,500
Specified money in trust	—	2,140	2,121
Time deposits in foreign currency	—	—	2,463
Certificates of deposit	3.25 ~ 4.00	181,000	255,000
Commercial papers	3.50	29,106	3,000
Trust type savings accounts	3.70 ~ 4.80	270,000	—

		568,646	513,084

Long-term financial instruments
Guarantee deposits for opening accounts	—	45	45

		45	45

		781,714	811,622

The Company is required to provide collateral deposits amounting to KRW45 million to open checking accounts and, accordingly, the withdrawal of these deposits is restricted.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

4.	Accounts and Notes Receivable

Accounts and notes receivable and their allowance for doubtful accounts as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004	2003

Trade accounts and notes receivable	2,006,019	1,407,842
Less: Allowance for doubtful accounts	(20,059)	(14,001)
Present value discount	(560)	(560)

	1,985,400	1,393,281

Other accounts and notes receivable	117,426	86,283
Less: Allowance for doubtful accounts	(49,190)	(43,281)
Present value discount	(86)	—

	68,150	43,002

Long-term trade accounts and notes receivable	45,149	52,891
Less: Allowance for doubtful accounts	(541)	(98)
Present value discount	(11,601)	(15,366)

	33,007	37,427

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Accounts stated at present value under rescheduled payment and long-term deferred payment terms are as follows:

			Present
(in millions of Korean		Face	value	Book	Maturity	Discount
won)	Company	value	discount	value	date	rate (%)

Long-term trade accounts receivable	BNG Steel Co., Ltd.	44,900	10,624	34,276	November 2009	8.62

	"	7,677	1,537	6,140	December 2008	8.62

		52,577	12,161	40,416
Less: Current portion		(7,680)	(560)	(7,120)

		44,897	11,601	33,296

			Present
(in millions of Korean		Face	value	Book	Maturity	Discount
won)	Company	value	discount	value	date	rate (%)

Other investment assets	POSVEN	11,582	340	11,242	January 2006	5.09
Less: Current portion		(3,504)	(86)	(3,418)

		8,078	254	7,824

The Company recorded discounts on accounts receivable using the Company’s weighted-average borrowing rate incurred as of the date nearest to the Company’s year-end.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

5.	Inventories

Inventories as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004	2003

Finished goods	188,604	149,598
Semi-finished goods	576,849	410,997
Raw materials	820,895	512,994
Materials-in-transit	520,374	483,558
Others	2,067	2,113

	2,108,789	1,559,260
Less: Provision for valuation loss	(107)	—

	2,108,682	1,559,260

6.	Trading Securities

Trading securities as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004	2003

Beneficiary certificates	2,350,660	693,789
Monetary market fund	275,841	348,112
Mutual fund	30,837	174,082

	2,657,338	1,215,983

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

7.	Investment Securities

Investment securities as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003

Available-for-sale securities, net	1,926,560	1,954,220
Held-to-matur ity securities, net	37,148	11,207
Equity method investments	1,955,756	1,797,209

	3,919,464	3,762,636

Available-For-Sale Securities

Available -for-sale securities as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003

Current portion of available -for-sale securities
Investments in bonds	122,318	—

Available-for-sale securities
Marketable equity securities	1,682,496	1,643,889
Non-marketable equity securities	130,371	95,225
Investments in bonds	113,693	211,564
Equity investments	—	3,542

	1,926,560	1,954,220

	2,048,878	1,954,220

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Investments in marketable equity securities as of December 31, 2004 and 2003, are as follows:

	2004				2003
(in millions of	Number of	Percentage of	Acquisition
Korean won)	shares	ownership (%)	cost	Book value	Book value

Hanil Iron & Steel Co., Ltd.	206,798	10.14	2,412	3,102	2,337
HI Steel Co., Ltd.	123,052	9.95	1,608	1,747	1,053
Munbae Steel Co., Ltd.	1,849,380	9.02	3,588	2,367	1,840
Chohung Bank	—	—	—	—	529
Hana Bank	4,617,600	2.34	29,998	119,134	101,587
Korea Investment	588,000	0.76	588	135	185
SK Telecom Co., Ltd.[1]	5,834,296	7.09	1,665,249	1,170,222	1,153,190
Samjung P&A Co., Ltd.	270,000	9.00	2,714	1,944	1,866
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.46	3,911	501	508
Nippon Steel Corporation	147,876,000	2.17	285,103	375,649	380,794
Korea Line Corp.	217,373	2.17	8,067	7,695	—

			2,003,238	1,682,496	1,643,889

[1]	1,735,799 SK Telecom Company Limited shares, classified as available -for-sale securities, have been pledged as collateral for exchangeable bonds (Note 12).

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Investments in non-marketable equity securities as of December 31, 2004 and 2003, are as follows:

	2004					2003
		Percentage
(in millions of	Number of	of ownership	Acquisition	Net asset	Book	Book
Korean won)	shares	(%)	cost	value[1]	Value[1]	value

Hankyung Shinmun Co., Ltd.	57,456	0.46	309	169	309	308
Keo Yang Shipping Co.,Ltd.	150,000	0.88	780	1,555	780	780
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00	8,930	5,365	8,930	8,930
Kihyup Technology Banking Corp.	600,000	10.34	3,000	3,425	3,000	3,000
Powercomm	4,500,000	3.00	153,000	45,675	45,675	41,045
POSCO Terminal[2]	1,183,200	51.00	5,916	7,517	5,916	1,020
The Seoul Shimun Co., Ltd.[3]	1,614,000	19.40	17,317	6,926	9,551	9,551
The Siam United Steel	9,000,000	10.00	26,640	13,486	26,640	26,640
PT-POSNESIA Stainless Steel Industry#	29,610,000	70.00	9,474	1,567	1,567	2,537
Others			28,003	28,486	28,003	1,414

			253,369	114,171	130,371	95,225

[1]	The net asset value of the non-marketable equity securities is determined based on the December 31, 2004 financial statements which have not been reviewed or audited. However, the net asset value of POSCO Terminal is based on their audited financial statements as of December 31, 2004. And the net asset value of Keo Yang Shipping Company Limited and the Seoul Shinmun Company Limited are based on not reviewed or audited financial statements as of September 31, 2004 and POSHOME is based on its audited financial statements as of December 31, 2003. In addition, Powercomm shares were based on the discounted cash flow method, and the difference between the acquisition cost and the discounted cash flow amounting to KRW107,325 million was accounted for as a capital adjustment. Except for Powercomm, shares without an objective market value were based on acquisition costs.

[2]	POSCO Terminal, which has total assets worth less than KRW7,000 million, was excluded from the equity method investments.

[3]	Korea Daily News changed its name to The Seoul Shinmun Company Limited on January 1, 2004.

#	PT-POSNESIA, which is in the process of liquidation has recorded impairment loss amounting to KRW970 million, the difference between book value and recoverable amount.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Investments in bonds as of December 31, 2004 and 2003, are as follows:

		2004		2003
(in millions of
Korean won)	Period	Acquisition cost	Book value	Book value

	less than 1 year	120,467	122,318	—
Government bonds	1 ~ 5 years	89,734	92,807	211,440
	6 ~ 10 years	—	—	124
Others	1 ~ 5 years	20,000	20,886	—

		230,201	236,011	211,564

Equity investments as of December 31, 2004 and 2003, are as follows:

	Percentage of	2004		2003
(in millions of Korean	Ownership
won)	(%)	Acquisition cost	Book value	Book value

Stock Market Stabilization Fund	—	—	—	3,542

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustment account. The movements of such differences during the years ended December 31, 2004 and 2003 are as follows:

	2004			2003
	Beginning	Increase	Ending	Beginning	Increase	Ending
(in millions of Korean won)	balance	(decrease)[1]	balance	balance	(decrease)[1]	balance

Marketable equity securities:
Hanil Iron & Steel Co., Ltd.	(76)	765	689	(198)	122	(76)
HI Steel Co., Ltd.	(555)	694	139	(132)	(423)	(555)
Munbae Steel Co., Ltd.	(1,748)	527	(1,221)	(2,369)	621	(1,748)
Chohung Bank	(3,227)	3,227	—	(3,201)	(26)	(3,227)
Hana Bank	71,589	17,547	89,136	45,269	26,320	71,589
Korea Investment	(403)	(50)	(453)	(461)	58	(403)
SK Telecom Co., Ltd.	(504,158)	9,131	(495,027)	(330,311)	(173,847)	(504,158)
Samjung P&A Co., Ltd.	(849)	79	(770)	(419)	(430)	(849)
Dong Yang Steel Pipe Co., Ltd.	(3,402)	(8)	(3,410)	(3,332)	(70)	(3,402)
Nippon Steel Corporation	95,691	(5,144)	90,547	(76,909)	172,600	95,691
Korea Line Corp.	—	(372)	(372)	—	—	—

	(347,138)	26,396	(320,742)	(372,063)	24,925	(347,138)
Non-marketable equity securities:
Powercomm	(111,956)	4,631	(107,325)	—	(111,956)	(111,956)
The Seoul Shinmun Co., Ltd.	—	2,072	2,072	—	—	—
Investments in Bonds	1,118	4,912	6,030	(2)	1,120	1,118
Stock Market Stabilization Fund	1,179	(1,179)	—	—	1,179	1,179

	(456,797)	36,832	(419,965)	(372,065)	(84,732)	(456,797)

1	Realized loss from the disposal of available-for-sale securities amounted to KRW2,050 million for the year ended December 31, 2004.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Held-To-Maturity Securities

Held-to-maturity securities as of December 31, 2004 and 2003, are as follows:

		2004		2003
(in millions of
Korean won)	Period	Acquisition cost	Book value	Book value

Current portion of held-to-maturity securities:
Government bonds	Less than 1 year	2,000	2,000	237,231
Bonds valued at US$1,000,000 in 2004 and US$ 9,400,000 in 2003	"	—	1,048	11,352

		2,000	3,048	248,583

Held-to-maturity securities:
Government bonds	1 ~ 10 years	37,090	37,148	10,000
Bonds valued at US$1,000,000 in 2003	"	—	—	1,207

		37,090	37,148	11,207

		39,090	40,196	259,790

The Company provided government bonds, amounting to KRW31,148 million, to the Gyeongbuk municipal government as collateral for the recovery commitment of the Pohang No. 4 disposal site. Interest income accrued from available-for-sales securities and held-to-maturity securities amounted to KRW19,008 million for the years ended December 31, 2004 (2003: KRW10,050 million).

POSCO Notes to Non-Consolidated Financial Statements December 31, 2004 and 2003

Equity Method Investments

Equity method investments as of December 31, 2004 and 2003 are as follows.

	2004					2003
(in millions of Korean	Number of	Percentage of		Net asset
won)	shares	ownership (%)	Acquisition cost	value [1]	Book value	Book value
POSCO E&C	27,281,080	90.94	365,789	716,662	321,177	268,991
Posteel Co., Ltd.	17,155,000	95.31	113,393	260,829	253,013	268,991
POSCON Co., Ltd.	3,098,610	88.04	49,822	73,342	18,079	244,789
Pohang Steel Co., Ltd.	4,000,000	66.67	96,151	187,870	175,992	23,393
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00	17,052	34,651	13,719	165,114
POSDATA Co., Ltd.	4,000,000	64.99	35,000	75,615	63,123	11,186
POSCO Research Institute	3,800,000	100.00	19,000	22,682	22,682	57,891
Seung Kwang Co., Ltd.	2,737,000	69.38	28,408	29,445	29,444	22,535
POS-AC Co., Ltd.	130,000	100.00	1,043	10,199	613	28,274
Changwon Specialty Steel Co., Ltd.	26,000,000	86.67	260,000	337,067	335,827	661
POSCO Machinery Co., Ltd.	1,000,000	100.00	10,000	26,988	14,333	307,650
POSTECH Venture Capital Co., Ltd.	5,700,000	95.00	28,500	32,712	32,712	13,377
eNtoB Corporation	560,000	17.50	2,800	2,843	2,687	31,836
POSCO Refractories & Environment (POSREC)	3,544,200	60.00	41,210	58,253	54,816	2,467
Pohang Steel America Corporation (POSAM)	306,855	99.43	251,643	135,419	109,329	47,949
POSCO Australia Pty. Ltd. (POSA)	761,775	100.00	37,352	44,129	52,526	151,447
POSCO Asia Co., Ltd. (POA)	9,360,000	100.00	7,425	17,772	17,135	53,638
POSCO International Osaka, Inc. (PIO)[2]	—	100.00	—	3,555	—	13,154
VSC-POSCO Steel Corporation (VPS)[3]	—	35.00	4,758	5,394	5,265	3,436
DALIAN POSCO-CFM Coil Center Co., Ltd.[3]	—	30.00	7,189	9,925	9,719	4,956

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

	2004					2003
	Number of	Percentage of	Acquisition	Net asset
(in millions of Korean won)	shares	ownership (%)	cost	Value [1]	Book value	Book value
POS-Tianjin Coil Center Co., Ltd.[3]	—	10.00	653	1,240	1,240	1,355
Zhangjiagang Pohang Stainless Steel Co., Ltd.[3]	—	73.30	156,819	192,376	179,747	188,353
SHUNDE Pohang Coated Steel Co., Ltd.[3]	—	83.80	20,695	27,195	25,793	28,855
POS-THAI Service Steel Co., Ltd.	477,288	11.67	1,625	950	951	931
POSCO Venezuela Compania Anonima (POSVEN) [4]	4,480	40.00	—	—	—	—
Myanmar-POSCO Co., Ltd.	13,440	70.00	2,192	4,348	4,453	5,250
KOBRASCO	2,010,719,185	50.00	32,950	13,064	10,956	440
POSINVEST	2,000,000	100.00	22,910	34,418	34,418	36,575
POSCHROME	21,675	25.00	4,859	7,992	7,076	6,558
Shunde Xingpu Steel Center Co., Ltd.[3]	—	10.50	927	1,572	1,544	1,650
POS-HYUNDAI STEEL	2,345,558	10.00	1,057	773	770	628
POSVINA [3]	—	50.00	1,527	3,467	3,117	3,743
Posmmit Steel Centre SDN BHD (POS-MMIT)	4,200,000	30.00	2,308	3,168	2,927	2,569
PT POSMI Steel Indonesia	743	9.17	347	321	439	387
Qingdao Pohang Stainless Steel Co., Ltd.[3]	—	70.00	49,733	42,468	38,455	33,704
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.[3]	—	90.00	21,267	18,700	18,507	19,319
POSCO-China Holding Corp.[3]	—	100.00	59,213	53,678	52,866	—
POSCO-Japan [2]	88,838	100.00	50,557	45,490	40,306	—

			KRW1,806,174	KRW2,536,572	KRW1,955,756	KRW1,797,209

[1]	Due to the delay in the closing of December 31, 2004 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available December 31, 2004 financial information, which has not been audited or reviewed.

[2]	During the year ended December 31, 2004, the Company closed down the Japanese branch and incorporated POSCO-JAPAN by contributing building and a piece of land with a total book value of KRW44,808 million and additional cash amounting to KRW1,058 million. In addition, POSCO-JAPAN merged with PIO.

[3]	No shares have been issued in accordance with the local laws or regulations.

[4]	The Company suspended applying the equity method for investments in POSVEN, which is in the process of liquidation, due to its negative book value.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

The details of the equity method valuation as of and for the years ended December 31, 2004 and 2003, are as follows:

	2004	Valuation gain and		2004
	Beginning	loss using equity	Other increase or	Ending
(in millions of Korean won)	balance	method	decrease [1]	balance

POSCO E&C	268,991	75,452	(23,266)	321,177
Posteel Co., Ltd.	244,789	14,650	(6,426)	253,013
POSCON Co., Ltd.	23,393	(4,339)	(975)	18,079
Pohang Steel Co., Ltd.	165,114	14,879	(4,001)	175,992
POSCO Machinery &Engineering Co., Ltd.	11,186	2,533	—	13,719
POSDATA Co., Ltd.	57,891	4,061	1,171	63,123
POSCO Research Institute	22,535	147	—	22,682
Seung Kwang Co., Ltd.	28,274	1,469	(299)	29,444
POS-AC Co., Ltd.	661	(124)	76	613
Changwon Specialty Steel Co., Ltd.	307,650	28,038	139	335,827
POSCO Machinery Co., Ltd.	13,377	956	—	14,333
POSTECH Venture Capital Co., Ltd.	31,836	1,401	(525)	32,712
eNtoB Corporation	2,467	220	—	2,687
POSCO Refractories & Environment (POSREC)	47,949	8,314	(1,447)	54,816
Pohang Steel America Corporation (POSAM)	151,447	(18,865)	(23,253)	109,329
POSCO Australia Pty. Ltd. (POSA)	53,638	7,835	(8,947)	52,526
POSCO Asia Co., Ltd. (POA)	13,154	6,303	(2,322)	17,135
POSCO International Osaka, Inc. (PIO)	3,436	—	(3,436)	—
VSC-POSCO Steel Corporation (VPS)	4,956	668	(359)	5,265
DALIAN POSCO-CFM Coil Center Co., Ltd.	14,148	805	(5,234)	9,719
POS-Tianjin Coil Center Co., Ltd.	1,355	65	(180)	1,240
Zhangjiagang Pohang Stainless Steel Co., Ltd.	188,353	13,817	(22,423)	179,747
SHUNDE Pohang Coated Steel Co., Ltd.	28,855	4,415	(7,477)	25,793
POS-THAI Service Steel Co., Ltd.	931	134	(114)	951
Myanmar-POSCO Co., Ltd.	5,250	(149)	(648)	4,453
KOBRASCO	440	10,974	(458)	10,956
POSINVEST	36,575	2,806	(4,963)	34,418
POSCHROME	6,558	954	(436)	7,076
Shunde Xingpu Steel Center Co., Ltd.	1,650	119	(225)	1,544
POS-HYUNDAI STEEL	628	261	(119)	770
POSVINA	3,743	683	(1,309)	3,117
Posmmit Steel Centre SDN BHD (POS-MMIT)	2,569	777	(419)	2,927
PT POSMI Steel Indonesia (POSMI)	387	93	(41)	439
Qingdao Pohang Stainless Steel Co., Ltd.	33,704	(5,664)	10,415	38,455
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	19,319	(502)	(310)	18,507
POSCO-China Holding Corp.	—	(3,414)	56,280	52,866
POSCO-Japan	—	(4,724)	45,030	40,306

	KRW1,797,209	KRW165,048	KRW(6,501)	KRW1,955,756

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

	2003	Valuation gain and		2003
	Beginning	loss using equity	Other increase or	Ending
(in millions of Korean won)	balance	method	decrease [1]	balance

POSCO E&C	217,599	68,975	(17,583)	268,991
Posteel Co., Ltd.	267,793	2,599	(25,603)	244,789
POSCON Co., Ltd.	24,643	(1,926)	676	23,393
Pohang Steel Co., Ltd.	162,938	8,834	(6,658)	165,114
POSCO Machinery & Engineering Co., Ltd.	10,810	376	—	11,186
POSDATA Co., Ltd.	62,499	(4,611)	3	57,891
POSCO Research Institute	22,228	234	73	22,535
Seung Kwang Co., Ltd.	26,610	1,664	—	28,274
POS-AC Co., Ltd.	1,468	(807)	—	661
Changwon Specialty Steel Co., Ltd.	304,070	564	3,016	307,650
POSCO Machinery Co., Ltd.	13,609	(231)	(1)	13,377
POSCO Refractories & Environment (POSREC)	42,689	6,573	(1,313)	47,949
POSTECH Venture Capital Co., Ltd.	32,689	(629)	(224)	31,836
The Seoul Shinmun Co., Ltd.	13,023	(2,874)	(10,149)	—
eNtoB Corporation	1,879	588	—	2,467
Pohang Steel America Corporation (POSAM)	159,598	(24,484)	16,333	151,447
POSCO Australia Pty. Ltd. (POSA)	48,517	(6,189)	11,310	53,638
POSCO Asia Co., Ltd. (POA)	8,890	4,276	(12)	13,154
POSCO International Osaka, Inc. (PIO)	—	(6,618)	10,054	3,436
VSC-POSCO Steel Corporation (VPS)	5,849	435	(1,328)	4,956
DALIAN POSCO-CFM Coil Center Co., Ltd.	19,206	(3,373)	(1,685)	14,148
POS-Tianjin Coil Center Co., Ltd.	1,212	146	(3)	1,355
Zhangjiagang Pohang Stainless Steel Co., Ltd.	146,394	5,940	36,019	188,353
SHUNDE Pohang Coated Steel Co., Ltd.	30,955	(1,906)	(194)	28,855
POS-THAI Service Steel Center Co., Ltd.	740	119	72	931
Myanmar-POSCO Co., Ltd.	4,633	540	77	5,250
POSINVEST	34,295	2,318	(38)	36,575
KOBRASCO	—	21,304	(20,864)	440
POSCHROME	3,833	609	2,116	6,558
Shunde Xingpu Steel Center Co., Ltd.	1,584	68	(2)	1,650
POS-HYUNDAI STEEL	482	125	21	628
Posmmit Steel Centre SDN BHD (POS-MMIT)	2,308	264	(3)	2,569
POSVINA	—	1,870	1,873	3,743
PT POSMI Steel Indonesia (POSMI)	347	40	—	387
Qingdao Pohang Stainless Steel Co., Ltd.	8,860	—	24,844	33,704
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	—	—	19,319	19,319

	2003	Valuation gain and		2003
	Beginning	loss using equity	Other increase or	Ending
(in millions of Korean won)	balance	method	decrease [1]	balance
	1,682,250	74,813	40,146	1,797,209

[1]	Other increase or decrease represents the fluctuations of the investment securities due to an acquisition (disposition) in the current period, dividend received, valuation gain or loss on investment securities and changes in retained earnings.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Details on the elimination of unrealized profit from inter-company transactions for the years ended December 31, 2004 and 2003, are as follows:

	2004			2003
		Tangible and			Tangible and
(in millions of Korean won)	Inventories	intangible assets	Total	Inventories	intangible assets	Total

POSCO E&C	(24)	(7,397)	(7,421)	—	(3,985)	(3,985)
Posteel Co., Ltd.	(4,611)	(6)	(4,617)	(1,721)	1	(1,720)
POSCON Co., Ltd.	(105)	(7,627)	(7,732)	(1)	(4,431)	(4,432)
Pohang Coated Steel Co., Ltd.	(9,233)	(107)	(9,340)	(207)	—	(207)
POSCO Machinery & Engineering Co., Ltd.	(55)	(379)	(434)	(32)	(1,503)	(1,535)
POSDATA Co., Ltd.	(9)	(3,302)	(3,311)	—	(1,956)	(1,956)
POS-AC Co., Ltd.	—	(2,996)	(2,996)	—	(988)	(988)
Changwon Specialty Steel Co., Ltd	(1,051)	(1)	(1,052)	157	—	157
POSCO Machinery Co., Ltd.	(4)	(2,835)	(2,839)	—	(2,955)	(2,955)
POSCO Refractories & Environment (POSREC)	661	(588)	73	5	(405)	(400)
eNtoB Corporation	(126)	(10)	(136)	(80)	(9)	(89)
Pohang Steel America Corporation (POSAM)	(20,397)	—	(20,397)	(1,835)	—	(1,835)
POSCO Australia Pty. Ltd. (POSA)	(518)	—	(518)	473	—	473
POSCO Asia Co., Ltd. (POA)	(235)	—	(235)	(208)	(106)	(314)
POSCO International Osaka, Inc.	—	—	—	(7,077)	—	(7,077)
VSC-POSCO Steel Corporation (VPS)	—	85	85	—	67	67
DALIAN POSCO-CFM Coil Center Co., Ltd.	462	—	462	(558)	—	(558)
Zhangjiagang Pohang Stainless Steel Co., Ltd.	(5,150)	267	(4,883)	(8,759)	18	(8,741)
Shunde Xingpu Steel Center Co., Ltd.	(572)	—	(572)	—	—	—
POS-THAI STEEL SERVICE	—	—	—	—	—	—
KOBRASCO	(1,413)	—	(1,413)	(473)	—	(473)
POSCHROME	(770)	—	(770)	(7)	—	(7)
Shunde Xingpu Steel Center Co., Ltd	(28)	—	(28)	—	—	—
Posmmit Steel Centre SDN BHD (POS-MMIT)	(300)	—	(300)	(58)	—	(58)
POSVINA	(350)	—	(350)	(228)	—	(228)
POS-Qingdao Coil Center Co., Ltd.	(3,365)	(648)	(4,013)	—	—	—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd	(194)	—	(194)	—	—	—
POSCO-China Holding Corp.	(3,098)	(93)	(3,191)	—	—	—
POSCO–Japan	(2,068)	—	(2,068)	—	—	—

	(52,553)	(25,637)	(78,190)	(20,609)	(16,252)	(36,861)

Valuation gains and losses on investments recorded as capital adjustments for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)		2004	2003

Posteel Co., Ltd. and others	Gain on valuation of investments using equity method	158,994	173,099
POSCON Co., Ltd. and others	Loss on valuation of investments using equity method	(66,866)	(17,435)

		92,128	155,664

8.	Property, Plant and Equipment

Property, plant and equipment as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004	2003

Buildings and structures	4,533,534	4,478,270
Machinery and equipment	18,833,327	18,441,568
Tools	110,155	101,032
Vehicles	149,631	142,623
Furniture and fixtures	132,954	125,727

	23,759,601	23,289,220
Less: Accumulated depreciation	(17,537,138)	(16,439,024)

	6,222,463	6,850,196

Construction-in-progress	2,307,781	1,067,017
Less: Accumulated impairment loss	(83,617)	(83,617)

	2,224,164	983,400
Land	756,434	871,596

	9,203,061	8,705,192

The value of the land based on the posted price issued by the Korean tax authority amounted to KRW2,498,414 million as of December 31, 2004 (2003: KRW2,450,978 million).

As of December 31, 2004, property, plant and equipment are insured against fire and other casualty losses up to KRW2,996,483 million (2003: KRW3,101,550 million). In addition, the Company carries general insurance for vehicles and disaster insurance for its employees.

In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant and equipment by KRW3,819 billion as of December 31, 1989. The remaining revaluation increments amounting to KRW3,173 billion, net of revaluation tax, were credited to revaluation surplus, a component of shareholders’ equity.

Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. By a resolution of the Board of Directors in May 1998, the construction on the Minimill has been temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operation committee’s decision in April 2002 to cease the construction on the No. 2 Minimill, and instead use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to KRW390,764 million and reclassified related machinery held to be disposed in the future as other investment assets as of December 31, 2003. In addition, the Company has recognized an additional impairment loss amounting to KRW78,817 million on related machinery recorded as other investment assets based on the estimated net selling price which amounted to KRW54,309 million as of December 31, 2004.

Due to the decrease of fair value, the Company recognized impairment losses on the building and land of the Japanese branch for the year ended December 31, 2004 amounting to KRW11,875 million and KRW50,680 million, respectively.

The changes in the carrying value of property, plant and equipment for the year ended December 31, 2004 are as follows:

(in millions	As of						As of December 31,
of Korean won)	January 1, 2004	Acquisition	Disposal	Impairment loss	Others [1]	Depreciation [2]	2004

Land	871,596	875	60,777	50,680	(4,580)	—	756,434
Buildings	1,868,025	53,269	26,642	11,875	2,738	129,742	1,755,773
Structures	916,004	55,718	4,199	—	(80)	75,839	891,604
Machinery and equipment	3,979,878	639,162	13,399	—	(3,873)	1,116,640	3,485,128
Vehicles	27,543	10,839	215	—	(363)	9,303	28,501
Tools	24,417	12,410	78	—	—	11,063	25,686
Furniture and fixtures	34,329	13,106	301	—	8	11,370	35,772
Construction-in-progress	983,400	2,029,041	—	—	(788,278)	—	2,224,163

	8,705,192	2,814,420	105,611	62,555	(794,428)	1,353,957	9,203,061

[1] Includes foreign currency translation adjustments and transfers of an asset.

[2] Includes depreciation expenses on assets not in use.

The Company’s expenditures in relation to construction-in-progress amounted to KRW2,029,041 million for the year ended December 31, 2004.

As of December 31, 2004, fully depreciated property, plant and equipment still in use amounted to KRW46 million (2003: KRW47 million).

As of December 31, 2004, the book values of property, plant and equipment used in operations which have been temporary suspended, amounted to KRW16,042 million (2003: KRW2,666 million).

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

9.	Intangible Assets

The changes in the carrying value of intangible assets for the year ended December 31, 2004, are as follows:

	As of				As of
	January 1,				December 31,
(in millions of Korean won)	2004	Acquisition	Disposal	Depreciation	2004

Intellectual property rights	495	—	—	124	371
Port facilities usage rights	3	—	—	—	3
Development costs and others	129,698	39,300	—	22,602	146,396
Other intangible assets [1]	220,178	66,719	86	70,337	216,474

Total	350,374	106,019	86	93,063	363,244

[1]	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.

Research and development costs for the years ended December 31, 2004 and 2003, are as follow:

(in millions of Korean won)	2004	2003

Ordinary research costs	6,299	6,417
Development costs	250,592	195,359

10.	Other Assets

Other assets as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003

Other current assets
Short-term loan receivable	2,664	2,667
Accrued income	9,317	48,913
Prepaid expenses	4,785	2,580
Others	884	5,522
Less: Allowance for doubtful accounts	(2,677)	(3,525)

	14,973	56,157

Other long-term assets
Guarantee deposits (Note 26)	1,195	1,418
Other investment assets (Notes 4, 8 and 15)	105,395	393,939
Less: Allowance for doubtful accounts	(71)	(173,016)
Present value discount	(254)	—

	106,265	222,341

	121,238	278,498

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

11.	Short-Term Debt

Short-term debt as of December 31, 2004 and 2003, consists of:

	Annual interest
(in millions of Korean won)	rate (%)	2004	2003

Short-Term borrowing
Banker’s Usance	2.77 ~ 2.80	13,992	—

		13,992	—

12.	Long-Term Debt

Current portion of long-term debt as of December 31, 2004 and 2003, consists of the following:

	Annual interest
(in millions of Korean won)	rate (%)	2004	2003

Foreign currency borrowings in won equivalent	4.60	1,943	14,644
Loans from foreign	LIBOR + 0.80
financial institutions	2.00	10,078	202,959
Debentures	6.00 ~ 8.00	915,597	708,285

		927,618	925,888
Less: Discount on debentures issued		(1,046)	(1,233)

		926,572	924,655

Long-term debt as of December 31, 2004 and 2003, consists of the following:

(in millions of Korean won)	2004	2003

Foreign currency borrowings in won equivalents (Note 26)	9,716	25,392
Loans from foreign financial institutions (Note 26)	60,616	273,897
Debentures (Note 26)	2,413,229	3,281,156

	2,483,561	3,580,445
Less: Current portion	(927,618)	(925,888)
Discount on debentures issued	(6,290)	(13,774)

	1,549,653	2,640,783

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Long-term foreign currency borrowings as of December 31, 2004 and 2003, are as follows:

	Annual interest
(in millions of Korean won)	rate (%)	2004	2003

Mizuho Corporate Bank, Limited	—	—	12,494
Development Bank of Japan	4.60	9,716	12,898

		9,716	25,392
Less: Current portion		(1,943)	(14,644)

		7,773	10,748

Loans from foreign financial institutions as of December 31, 2004 and 2003, are as follows:

	Annual interest
(in millions of Korean won)	rate (%)	2004	2003

Natexis Banques Populaires	2.00	10,168	28,622
Sumitomo Mitsui Banking Corporation	LIBOR + 0.80	50,448	65,605
Citibank, N.A.	—	—	179,670

		60,616	273,897
Less : Current portion		(10,078)	(202,959)

		50,538	70,938

Certain loans from foreign financial institutions are covered by guarantees provided by The Korea Development Bank amounting to KRW10,324 million as of December 31, 2004.

Debentures outstanding as of December 31, 2004 and 2003, are as follows:

	Annual interest
(in millions of Korean won)	rate (%)	2004	2003

Domestic debentures	6.00 ~ 8.00	1,100,000	1,600,000
Yankee Bonds	7.13 ~ 7.38	487,157	767,316
Samurai Bonds	1.84	303,621	335,880
Exchangeable bonds [1]	—	522,451	577,960

		2,413,229	3,281,156
Less: Current portion		(915,597)	(708,285)
Discount on debentures issued		(6,290)	(13,774)

		1,491,342	2,559,097

[1]	The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with SK Telecom Company Limited American depository receipts (ADRs).

As of December 31, 2004, 1,735,799 shares, equivalent to 15,622,187 ADRs, of SK Telecom Company Limited act as collateral pursuant to exchangeable bonds (Note 7).

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Details of exchangeable bonds as of December 31, 2004 are as follows:

Issuance date:	August 20, 2003
Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,304/ADR
Exercise call period:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise put period:	Exactly three years following the payment date

Relative to the exchangeable bonds detailed above, on August 20, 2003, the Company sold its 15,267,837 SK Telecom Company Limited ADRs to Zeus (Cayman), a tax-exempted company formed under the laws of Cayman Islands. Zeus then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by the Company. These bonds are non-interest bearing and are exchangeable with SK Telecom Company Limited ADRs at the option of the bondholder. This transaction is deemed a borrowing transaction as per the Korean generally accepted accounting principles. In 2004, in compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Company Limited ADRs were used to purchase additional 354,350 ADRs which brought down the exchangeable bond price to JPY3,304/ADR.

Maturities of long-term debt outstanding as of December 31, 2004, are as follows:

(in millions of			Loans from foreign
Korean won)		Foreign currency	financial
Year	Debentures	borrowings	institutions	Total

2006	975,181	1,943	10,078	987,202
2007	—	1,943	10,078	12,021
2008	522,451	1,943	10,078	534,472
2009	—	1,944	10,078	12,022
Thereafter	—	—	10,226	10,226

Total	1,497,632	7,773	50,538	1,555,943

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

13.	Accrued Severance Benefits

Changes in accrued severance benefits for the year ended December 31, 2004, are as follows:

	Accrued severance	National Pension	Group severance
(in millions of Korean won)	benefits	Fund	insurance deposits

Beginning balance	292,577	116	171,350
Increase	147,777	—	85,534
Decrease	(16,470)	(15)	(4,889)

Ending balance	423,884	101	251,995

As of December 31, 2004, the Company has funded approximately 59.45% of the total accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.

14.	Other Liabilities

Other liabilities as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003

Other current liabilities
Advances received	28,544	36,386
Unearned revenue	2,155	2,046
Others	5,357	44,495

	36,056	82,927
Other long-term liabilities Others (Note 19)	54,210	43,837

	90,266	126,764

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

15.	Commitments and Contingencies

As of December 31, 2004, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows:

(in U.S. Dollars, Japanese
yen and millions of Korean won)	Guarantees provided		Won equivalent	Financial institution

Related companies
POSAM	US$	13,600,000	14,196	Bank of America
VPS		821,052	857	Credit Lyonnais
POS-HYUNDAI STEEL		11,463	12	Infrastructure Leasing and Financial Services Limited
POSINVEST		122,845,411	128,226	Industrial and Commercial Bank of China and others
Zhangjiagang Pohang Stainless Steel Co., Ltd.		76,660,000	80,018	Bank of China
POSMI		1,800,000	1,879	Korea Exchange Bank

	US$	215,737,926	225,188

Others
Dae Kyeong Special Steel	KRW	3,454	3,454
Co., Ltd.	US$	2,598,400	2,712	The Korea Development Bank
DC Chemical Co., Ltd.	KRW	1,601	1,601	E1 Co., Ltd.
The Siam United Steel Co. Ltd.	US$	8,006,478	8,357
Zeus	JPY	51,622,000,000	522,451	Japan Bank for International Cooperation Related creditors

	KRW	5,055
	US$	10,604,878
	JPY	51,622,000,000	538,575

	KRW	5,055
	US$	226,342,804
	JPY	51,622,000,000	763,763

As of December 31, 2003, the Company has outstanding payment guarantees for related companies and others amounting to KRW176,800 million and KRW600,069 million, respectively.

As of December 31, 2004, the Company has 46 promissory notes, including a blank promissory note, with the Korea Development Bank, as collaterals for loans from foreign financial institutions.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of three to ten years and provide for periodic price adjustments to market price. As of December 31, 2004, 147 million tons of iron ore and 112 million tons of coal remained to be purchased under such long-term contracts.

The Company has a bank overdraft agreement with Woori Bank and other six banks amounting to KRW200,000 million as of December 31, 2004. In addition, the Company entered into a purchasing fund loan agreement with Industrial bank of Korea and other nine banks for credit lines up to KRW300,000 million.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

The Company has entered into an agreement with Woori Bank amounting to US$700 million for opening letter of credit and document against acceptance and document against payment transactions in relation to trade as of December 31, 2004.

On July 1, 2004, the Company updated its August 14, 2003 agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in 2005.

The Company has guaranteed usage of the bulk carriers of KeoYang Shipping Company Limited in order to ensure the transportation of raw materials through 2011.

As of December 31, 2004, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited. The Company’s rent expenses, with respect to the above lease agreements, amounted to KRW7,788 million for the year ended December 31, 2004. Future lease payments under the above lease agreements are as follows:

(in millions of Korean won)

2005	6,732
2006	3,293
2007	968

10,993

The Company paid US$106,400,000 on behalf of POSVEN on June 21, 2001, an affiliate which is 40% owned by the Company. This payment represented 40% of the total long-term debt of POSVEN guaranteed by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. Both companies agreed that each would pay half of the amount. The Company, therefore, made a payment of US$26,600,000. The payment amounting to KRW172,996 million made on behalf of POSVEN, recorded as other investment assets and subsequently reclassified as other receivables, which was in the process of liquidation as of December 31, 2003, was fully provided with an allowance for doubtful accounts.

During the year ended December 31, 2004, due to the settlement of liquidation dividends from POSVEN, the Company recorded recovery of allowance for doubtful accounts amounting to KRW77.2 billion and expecting liquidation dividend receivables amounting to KRW11.6 billion as other investment assets and other account receivables (Note 4).

As of December 31, 2004, the Company is a defendant in eight cases involving domestic claims. And although the outcome of these cases is uncertain, the management believes it will not result in any material loss to the Company.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

16.	Capital Surplus

Capital surplus as of December 31, 2004 and 2003, consists of the following:

(in millions of Korean won)	2004	2003

Revaluation surplus (Note 8)	3,172,776	3,172,776
Additional paid-in capital	463,825	463,825
Other capital surplus [1]	134,682	70,986

	3,771,283	3,707,587

[1]	Other capital surplus consists of gain on sale of treasury stock and others.

17.	Retained Earnings

Retained earnings as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003

Appropriated
Legal reserve	241,202	241,202
Reserve for research and human resource development	880,000	746,667
Reserve for overseas investment loss		—
Reserve for business rationalization	918,300	918,300
Reserve for business expansion	7,157,500	6,119,500
Appropriated retained earnings for dividends	184,398	144,044

	9,381,400	8,169,713
Unappropriated	3,482,739	1,697,724

	12,864,139	9,867,437

Legal Reserve
The Commercial Code of the Republic Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

Other Legal Reserve
Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss, and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Interim Dividends

The Company declared interim dividends which were approved through a resolution of the Board of Directors on July 22, 2003. Details of interim dividends in 2004 and 2003 are as follows:

(in millions of Korean won)	2004		2003
	Dividend	Dividend	Dividend	Dividend
	ratio (%)	amount	ratio (%)	amount
Common shares	30	121,062	20	81,649

Year-End Cash dividends

(in millions of Korean won)	2004		2003
	Dividend	Dividend	Dividend	Dividend
	ratio (%)	amount	ratio (%)	amount
Common shares	130	523,274	100	403,540

Details of the dividend payout ratio and dividend yield ratio are as follows:

(in millions of Korean won)	2004		2003
	Dividend payout	Dividend yield	Dividend payout	Dividend yield
	ratio (%)	ratio (%)	ratio (%)	ratio (%)
Common shares	16.84	4.28	24.50	3.68

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

18.	Capital Adjustments

Capital adjustments as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003

Treasury stock	(680,144)	(838,169)
Valuation gain on investment securities (Note 7)	(327,837)	(301,133)
Valuation gain on derivatives	—	4,153
Foreign-based operations translation adjustment	—	35,719

	(1,007,981)	(1,099,430)

As of December 31, 2004, the Company holds 5,771,161 shares of its own common stock amounting to KRW579,030 million, and 912,010 shares of specified money in trust amounting to KRW101,114 million.

The Company restricts the voting rights of treasury stock in accordance with the Korean Commercial Code. In addition, the Company sold 1,557,211 shares and 17,828 shares of its treasury stock to the association of employee stock ownership on July 26, 2004 and December 21, 2004, which was approved by the Board of Directors on July 23, 2004 and December 17, 2004, respectively, and the difference between the fair value and the proceeds from the sale was recognized as welfare expenses. In addition, the Company plans to purchase additional 1,743,730 treasury shares to be approved by the Board of Directors on February 3, 2005.

In 2004, the Company closed down the Japanese branch and incorporated POSCO-JAPAN by contributing building and a piece of land. In relation to contribution, the foreign-based operations translation amounting to KRW29,538 million from the Japanese branch was reclassified as extraordinary income amounting to KRW3,387 million and gain on valuation of equity method investments amounting to KRW26,151 million.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

19.	Stock Appreciation Rights

The Company granted stock options to its executive officers, including affiliates’ executive officers, in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant

Before the modifications [1]:
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares
Exercise price	KRW98,400 per share	KRW135,800 per share	KRW115,600 per share	KRW102,900 per share	KRW151,700 per share
After the modifications [1]:
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004
Exercise price	KRW98,900 per share	KRW136,400 per share	KRW116,100 per share	KRW102,900 per share	KRW151,700 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares
Number of shares cancelled	19,409 shares	-	-	-	—
Number of shares exercised	138,676 shares	-	-	-	—
Number of shares outstanding	295,491 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares
Exercise period	July 24, 2003 ~ July 23, 2008	April 28, 2004 ~ April 27, 2009	Sept. 19, 2004 ~ Sept. 18, 2009	April 27, 2005 ~ April 26, 2010	July 24, 2006 ~ July 23, 2011
Settlement method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

[1]	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.

The Company applied the intrinsic value method to calculate the compensation cost related to the stock options and such compensation cost is proportionally allocated and accounted for as stock compensation costs and other liabilities.

The compensation costs for stock appreciation rights granted to employees and executives for the year ended December 31, 2004, as well as for the future periods are as follows:

(in millions of Korean won)	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	Total

Prior periods	13,428	770	489	2,349	—	17,036
Current period	12,723	2,080	973	7,314	1,695	24,785
Future periods	—	—	—	1,820	5,953	7,773

	26,151	2,850	1,462	11,483	7,648	49,594

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

20.	Derivatives

Cross currency swap agreements with financial institutions matured in July 2004. The transaction gain from said swap agreements amounted to KRW683 million for the year ended December 31, 2004.

In order to hedge the price fluctuations of nickel, the Company has entered into guaranteed sale future contracts. The transaction gain and loss resulting from the purchase of nickel future contracts amounted to KRW2,800 million and KRW5,980 million, respectively. Further, loss and gain on future exchange transaction resulting from the repayment of bank loan amounted to KRW1,092 million and KRW597 million, respectively, and valuation gain amounted toKRW6 million.

21.	Cost of Goods Sold

Cost of goods sold for the years ended December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003

Finished goods, beginning of the year	562,196	518,131
Cost of goods manufactured	13,897,458	10,382,425
Transfer to other accounts	7,615	64,160
Finished goods, end of the year	(766,872)	(562,196)

Cost of goods sold for finished goods	13,700,397	10,402,520
Others	7,062	13,620

	13,707,459	10,416,140

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

22.	Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003

Selling expenses	485,086	436,591
Fees and charges	99,499	75,734
Salaries and wages	66,546	65,551
Welfare (Note 30)	73,608	49,896
Rent	49,209	49,374
Depreciation	44,817	39,799
Research and development (Note 9)	51,593	37,927
Advertising	36,252	28,691
Provision for severance benefits	15,072	12,366
Training	8,917	10,017
Repairs	16,999	9,446
Travel	10,995	9,265
Communications	5,277	4,932
Taxes and public dues	5,774	4,432
Supplies	5,758	3,846
Vehicle expenses	3,775	3,626
Entertainment	2,314	2,187
Subscriptions and printing	2,013	2,160
Utilities	1,010	1,099
Insurance	2,338	411
Others	44,439	37,305

	1,031,291	884,655

23.	Donations

Donations made by the Company for the years ended December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003

POSCO Educational Foundation	39,500	38,800
Employee welfare benefits	58,000	51,100
Pohang University of Science and Technology	24,569	—
Others	31,988	7,472

	154,057	97,372

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

24.	Income Taxes

The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 29.7% in 2004 and 2003, and amended to 27.5% effective for the fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.

Income tax expense for the years ended December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003

Current income taxes	1,262,432	696,633
Deferred income taxes	145,454	(13,342)

	1,407,886	683,291

      The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2004 and 2003:

(in millions of Korean won)	2004	2003

Net income before income tax expense	5,233,901	2,663,863
Statutory tax rate (%)	16.5/29.7	16.5/29.7

Income tax expense computed at statutory rate	1,554,467	791,155
Tax credit	(161,939)	(98,821)
Others, net	15,358	(9,043)

Income tax expense	1,407,886	683,291

Effective rate	26.90	25.65

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Components of deferred income taxes as of December 31, 2004 and 2003, are as follows:

	Beginning balance		Ending balance
	(As of December 31,	Increase	(As of December 31,
(in millions of Korean won)	2003)	(decrease)	2004)
Reserve for special repairs	(140,267)	2,873	(137,394)
Allowance for doubtful accounts	64,419	(50,470)	13,949
Reserve for technology developments	(245,667)	(112,750)	(358,417)
Dividend income from related companies	50,834	9,385	60,219
Depreciation expense denial	15,510	1,299	16,809
Gain on valuation of equity method investments	(23,861)	(45,214)	(69,075)
Loss(gain) on valuation of derivatives	12,316	(914)	11,402
Impairment loss on property, plant and equipment	116,057	13,078	129,135
Others	36,005	37,202	73,207

Net deferred income liabilities	(114,654)	(145,511)	(260,165)

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

25.	Earnings Per Share

Basic earnings (ordinary income) per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding during the period.

	Number of	Number of	Weighted
Period	shares issued	days outstanding	number of shares
Beginning [1]	80,707,945	365	29,458,399,925
Acquisition and disposal of treasury stock	204,281	[2]	46,754,748

			29,505,154,673

[1]	Beginning number of common shares excludes 8,258,210 treasury shares

[2]	The Company acquired 204,281 treasury shares during the year ended December 31, 2004 and for the computation of weighted average number of common shares outstanding, the number of treasury shares was excluded.

Period	Weighted average number of common shares
2004	29,505,154,673 ÷ 365 = 80,836,040

Basic ordinary income per share for the years ended December 31, 2004 and 2003, are calculated as follows:

(in millions of Korean won, except number of shares)	2004	2003

Net ordinary income	3,823,634	1,980,572
Weighted-average number of shares of common stock	80,836,040	81,483,634
Earnings per share in Korean won	47,301	24,306

Basic earnings per share for the years ended December 31, 2004 and 2003, are calculated as follows:

(in millions of Korean won, except number of shares)	2004	2003

Net income	3,826,016	1,980,572
Weighted-average number of shares of common stock	80,836,040	81,483,634
Earnings per share in Korean won	47,331	24,306

Diluted earnings per share

Diluted earnings per share for the years ended December 31, 2004 and 2003, are the same as basic earnings per share, since there is no dilutive effect resulting from the stock option plan as of December 31, 2004 and 2003.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

26.	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies and gain and loss on foreign currency translation as of December 31, 2004 and 2003, are as follows:

	2004								2003
					Loss on		Gain on
(in millions of Korean					foreign		foreign
won and in foreign			Won		currency		currency		Won
currencies)	Foreign currency		equivalent		translation		translation		equivalent

Assets:
Cash and cash equivalents and short-term financial instruments	US$	33,602,745	KRW	35,075	KRW	5,143	KRW	—	KRW	95,107
	JPY	—		—		—		—		191,340
Trade accounts and notes receivable	US$	132,357,981		138,155		556		53		110,068
	JPY	4,176,307,792		42,267		39		38		18,646
	EUR	99,846		142		—		—		3,618
Other receivables	US$	13,887,455		14,496		1,165		—		986
	JPY	10,284,822		104		14		—		52
Held-to-maturity securities [1]	US$	1,000,000		1,044		155		—		12,457
Guarantee deposits	US$	272,353		283		25		—		519

			KRW	231,566	KRW	7,097	KRW	91	KRW	432,793

Liabilities:
Trade accounts and notes payable	US$	219,851,798	KRW	229,481	KRW	35	KRW	4,788	KRW	83,454
	JPY	1,232,665,693		12,475		4		58		6,295
	EUR	797,211		1,134		1		3		1,102
Short-term borrowings	US$	13,404,463		13,992		—		165
Other accounts payable	US$	6,364,340		6,643		2		44		395
	JPY	268,146,393		2,714		1		6		288
	EUR	356,769		508		12		—		—
Accrued expenses	US$	216,522,231		226,006		—		—		133,634
Debentures [1]	US$	466,715,000		487,157		—		71,874		767,316
	JPY	81,622,000,000		826,072		—		87,768		913,840
Foreign currency borrowings	JPY	960,000,000		9,716		—		1,032		25,392
Loans from foreign financial institutions	US$	23,443,359		24,470		—		3,610		219,236
		—		—		—		—		10,548
	EUR	25,401,970		36,146		—		2,023		44,113

			KRW	1,876,514	KRW	55	KRW	171,371	KRW	2,205,613

[1]	Presented at face value.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Loss and gain on foreign currency translation of other monetary assets and liabilities for the year ended December 31, 2004, amounted to KRW1,958 million and KRW57 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

27.	Related Party Transactions

Significant transactions, which occurred in the ordinary course of business, with related companies for the years ended December 31, 2004 and 2003, and the related account balances as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)
	Sales [1]		Purchases [1]		Receivables [2]		Payables [2]
Company	2004	2003	2004	2003	2004	2003	2004	2003
POSCO E&C	9,317	4,834	891,474	314,456	82,889	247	237,283	29,888
Posteel Co., Ltd.	919,618	870,792	67,193	35,681	122,260	46,543	1,876	5
POSCON Co., Ltd.	139	72	194,847	167,642	15,172	3	43,050	20,297
Pohang Steel Co., Ltd.	303,425	251,137	271	1,576	43,021	23,613	1	169
POSCO Machinery & Engineering Co., Ltd.	5,001	65	116,424	102,099	2,270	6	27,879	13,858
POSDATA Co., Ltd.	989	857	209,839	206,562	442	1	30,782	28,370
POSCO Research Institute	—	—	13,203	11,694	—	—	7,224	4,006
Seung Kwang Co., Ltd.	—	—	35	60	2,038	477	—	1
POS-AC Co., Ltd.	517	450	20,980	9,150	—	—	663	330
Changwon Specialty Steel Co., Ltd.	31	77	75,984	57,557	1	65	6,692	7,580
POSCO Machinery Co., Ltd.	116	126	95,892	80,908	4,300	2	19,767	10,477
POSREC	137	122	173,917	154,404	19	5	23,526	17,263
POSTECH Venture Capital Co., Ltd.	59	54	—	—	—	—	—	—
eNtoB Corporation	—	—	131,377	69,072	—	—	3,286	3,029
POSAM	33,446	—	—	107	—	—	—	—
POSA	1,115	—	41,673	157,641	24	17	—	4,618
POSCAN	—	—	56,143	39,664	16	17	—	4,074
POA	573,772	367,998	146,016	111,889	29,866	6,492	4,730	5,605
POSCO International Osaka, Inc.	308,276	226,276	20,070	10,922	—	5,153	—	111
VPS	6	3	—	—	11	—	—	—
DALIAN POSCO – CFM Coated Steel Co., Ltd.	36,169	16,611	—	—	—	87	—	—
POS-Tianjin Coil Center Co., Ltd.	—	280	—	—	—	—	—	—
Zhanjiagang Pohang Coated Steel Co., Ltd.	714,832	349,723	—	—	16,486	10,770	—	—
SHUNDE Pohang Coated Steel Co., Ltd.	27,071	16,026	—	—	—	4	—	—
POS-THAI Service Steel Center Co., Ltd.	270	190	—	—	—	—	—	—
POSINVEST	—	—	—	—	—	—	—	—
KOBRASCO	—	—	104,848	99,498	—	—	2,584	6,145
POSCHROME	—	—	51,820	33,267	—	—	—	—
POSMMIT	7,655	480	—	—	—	—	—	—
PT POSMI STEEL INDONESIA (POSMI)	5	—	—	—	—	—	—	—
POSVINA	12,599	7,281	—	—	4	—	—	—
UPI	365,362	239,294	—	16	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.	19,961	—	—	—	—	—	—	—
Posco (Suzhou) Automotive Processing Center Co., Ltd.	3,344	—	—	—	—	—	—	—
MIDAS IT	—	—	15	99	—	—	—	—
Shunde Xingpu Steel Center Co., Ltd.	—	219	—	—	—	—	—	—
POSCO-JAPAN Co., Ltd.	101,569	—	10,776	—	18,751	—	1,722	—

	3,444,801	2,352,967	2,422,797	1,663,964	337,570	93,502	411,065	155,826

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

[1]	Sales and others include sales and non-operating income; purchases and others include purchases and overhead expenses.

[2]	Receivables include trade accounts and other accounts receivable; payables include trade accounts and other accounts payable.

As of December 31, 2004, the Company provided payment guarantees for affiliated companies and others amounting to KRW225,188 million (2003: KRW176,800 million) (Note 15).

28.	Regional Information

The Company has a plant in Pohang and another plant in Gwangyang in the Republic of Korea. General information on the operations of both plants as of December 31, 2004, are as follows:

	Pohang Mill	Gwangyang Mill

Regional Major Products -
Major Facilities:
Hot Roll	HR, HR Sheet	HR coil
Cold Roll	CR, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Half-finished goods	Slab, Bloom	Slab

Major Facilities:
Furnaces	1~4 furnaces, F furnace, COREX	1~5 furnaces
Steel manufacturing	1~2 steel manufacturing	1~2 steel manufacturing
Hot Roll	1~2 HR	1~3 HR, Mini mill
Cold Roll	1~2 CR	1~4 CR
Others	HR, Steel plate, STS and others	—
Number of employees	9,184	7,179

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Regional financial status and operating results as of and for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)
2004	Pohang	Gwangyang	Others	Total

Sales:[1]	10,763,194	8,985,210	44,074	19,792,478
Domestic sales	7,886,825	5,966,042	44,074	13,896,941
Export	2,876,369	3,019,168	—	5,895,537

Property, plant and equipment [2]	4,658,741	4,544,320	—	9,203,061
Intangible assets [2]	218,844	144,400	—	363,244

Total	4,877,585	4,688,720	—	9,566,305

Depreciation and amortization [3]	693,716	752,713	590	1,447,019

(in millions of Korean won)
2003	Pohang	Gwangyang	Others	Total

Sales:[1]	7,521,263	6,789,970	48,096	14,359,329
Domestic sales	5,896,331	4,372,409	48,096	10,316,836
Export	1,624,932	2,417,561	—	4,042,493

Property, plant and equipment [2]	4,455,295	4,135,757	114,140	8,705,192
Intangible assets [2]	231,035	119,339	—	350,374

Total	4,686,330	4,255,096	114,140	9,055,566

Depreciation and amortization [3]	698,248	761,984	1,192	1,461,424

[1]	No inter-plant transactions between the two plants.

[2]	Presented at book value.

[3]	Includes depreciation expenses on assets not in use.

29.	Professional Staff Development Costs

The Company’s expenditure on education and training fees in relation to the development of professional personnel for the years ended December 31, 2004, 2003 and 2002, are as follows:

(in millions of Korean won)	2004	2003	2002

Fees for studying abroad	3,547	4,471	4,973
Fees for education consigned outside of company premises	3,149	2,367	2,049
Tutorial fees	2,877	2,265	2,096
Others	9,491	9,265	7,081

	19,064	18,368	16,199

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

30.	Employees’ Welfare

In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as restaurant facilities, dispensary, scholarship, employee stock ownership plan, medical insurance, accident compensation, compensated absence and gymnasium facilities, among others. Employee benefits paid by the Company amounted to KRW665,439 million for the years ended December 31, 2004 (2003: KRW478,163 million).

31.	Adherence to the Protection of the Environment

The Company has been classified as an ‘Environmentally Friendly’ company by the Korean government, and has held the ISO 14001 certificate since 1996. The Company has invested KRW145,487 million or 16.2%, of total facility investment, in environmental facilities for the year ended December 31, 2004 (2003: KRW93,225 million or 6.3%).

32.	Important Management Results

The Company’s important management results for the period from October 1, 2004 to December 31, 2004, are as follows:

(in millions of Korean won)

Sales	KRW	5,608,872
Net income		1,179,511
Basic earnings per share (in Korean won)		14,650
Diluted earnings per share (in Korean won)		14,650

33.	Approval of December 31, 2004 financial statements

The Company’s financial statements as of and for the year ended December 31, 2004 will be approved by the board of directors on February 3, 2005.

34.	Reclassification of prior year financial statement presentation

Certain amounts in the financial statements as of and for the year ended December 31, 2003 have been reclassified to conform to the December 31, 2004 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.